Offer to Purchase for Cash
All Outstanding Shares of Common Stock
and the Associated Preferred Stock Purchase Rights
of
IMCLONE SYSTEMS INCORPORATED
at
$70.00 Net Per Share
by
ALASKA ACQUISITION CORPORATION
a wholly-owned subsidiary of
ELI LILLY AND COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 20, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 6, 2008 (the “Merger Agreement”), by and among Eli Lilly and Company, an Indiana corporation (“Lilly”), Alaska Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lilly (the “Purchaser”), and ImClone Systems Incorporated, a Delaware corporation (“ImClone”).

The board of directors of ImClone has unanimously determined that the Offer and the Merger (each as defined herein) are fair to and in the best interests of ImClone and its shareholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and recommended that holders of Shares (as defined below) accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of shares of ImClone’s common stock, par value $0.001 per share, and the associated preferred stock purchase rights (collectively, the “Shares”), that, together with the Shares owned of record by Lilly or the Purchaser or with respect to which Lilly or the Purchaser have sole voting power, if any, represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding shares of capital stock of ImClone entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the receipt of other required governmental approvals or consents under applicable antitrust or competition laws and other material governmental approvals or consents, and (iii) since October 6, 2008, no material adverse effect on ImClone having occurred. See Section 14 — “Conditions of the Offer.”

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the location and telephone number set forth on the back cover of this Offer to Purchase. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Dealer Manager for the Offer is:

October 14, 2008

IMPORTANT

Shareholders desiring to tender Shares must:

1. For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2. For Shares that are registered in the shareholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal and any other required documents to Wells Fargo Bank, N.A., the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3. For Shares that are registered in the shareholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder.

SUMMARY TERM SHEET	4
INTRODUCTION	10
THE OFFER	13
1. Terms of the Offer	13
2. Acceptance for Payment and Payment for Shares	15
3. Procedure for Tendering Shares	16
4. Withdrawal Rights	19
5. Certain Material U.S. Federal Income Tax Consequences	20
6. Price Range of the Shares; Dividends on the Shares	22
7. Effect of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations	23
8. Certain Information Concerning ImClone	24
9. Certain Information Concerning Lilly and the Purchaser	26
10. Source and Amount of Funds	28
11. Background of the Offer; Past Contacts, Negotiations and Transactions	28
12. Purpose of the Offer; Plans for ImClone; Other Matters	31
13. The Merger Agreement; Other Agreements	33
14. Conditions of the Offer	49
15. Certain Legal Matters	51
16. Fees and Expenses	54
17. Legal Proceedings	54
18. Miscellaneous	55
SCHEDULE I	56

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share, of ImClone Systems Incorporated, and the associated preferred stock purchase rights (collectively, the “Shares”)

Price Offered Per Share:	$70.00 net to you in cash, without interest

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Thursday, November 20, 2008, unless extended

The Purchaser:	Alaska Acquisition Corporation, a wholly-owned subsidiary of Eli Lilly and Company

ImClone Board Recommendation:	ImClone’s board of directors has unanimously recommended that you accept the Offer and tender your Shares

The following are some of the questions you, as a shareholder of ImClone, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

Our name is Alaska Acquisition Corporation. We are a Delaware corporation and a wholly-owned subsidiary of Lilly. We were formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Lilly and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of ImClone, and the associated preferred stock purchase rights. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $70.00, net to you in cash, without interest, for each Share tendered and accepted for payment in the Offer.

What does the board of directors of ImClone think of the Offer?

The Offer is being made pursuant to the Merger Agreement with ImClone. ImClone’s board of directors has unanimously: (i) determined that each of the transactions contemplated in the Merger Agreement, including the Offer and the Merger, is fair to and in the best interests of ImClone and its shareholders; (ii) approved and declared advisable the Merger Agreement and the Offer; and (iii) recommended that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase and Section 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any ImClone shareholders agreed to tender their Shares?

Yes. Certain entities affiliated with ImClone’s Chairman, Carl C. Icahn, have entered into tender and support agreements with Lilly, which provide, among other things, that these shareholders will tender their Shares in the Offer. These shareholders may only withdraw their Shares from the Offer if the tender and support agreement is terminated in accordance with its terms. The Shares subject to the tender and support agreements represent approximately 13.2% of the outstanding Shares, as of September 30, 2008. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On July 30, 2008, the latest trading day before an acquisition proposal for ImClone was publicly announced by Bristol-Myers Squibb Company, the closing price of ImClone’s common stock reported on the NASDAQ Global Select Market was $46.44 per Share. On October 3, 2008, the last trading day before we announced the execution of the Merger Agreement, the closing price of ImClone’s common stock reported on the NASDAQ Global Select Market was $64.96 per Share. On October 13, 2008, the last full trading day before commencement of the Offer, the closing price of ImClone’s common stock reported on the NASDAQ Global Select Market was $67.00 per Share. We advise you to obtain a recent quotation for ImClone’s common stock in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares.”

What are the preferred stock purchase rights?

The preferred stock purchase rights are rights to purchase Series B Participating Cumulative Preferred Stock of ImClone, issued pursuant to ImClone’s rights agreement, dated as of February 15, 2002, as amended. The preferred stock purchase rights were issued to all ImClone shareholders, but currently are not represented by separate certificates. Instead, the preferred stock purchase rights are represented by the certificate for your shares of ImClone common stock. A tender of your shares of ImClone common stock will include a tender of the preferred stock purchase rights.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We will receive funds from Lilly to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. Lilly expects to fund the Offer and the Merger out of cash on hand and borrowings in the ordinary course under Lilly’s commercial paper program. Additionally, Lilly has unused committed bank credit facilities and has obtained financing commitments from UBS Loan Finance LLC and Deutsche Bank AG Cayman Islands Branch to be drawn, if necessary, as alternative sources of financing. The Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from Lilly, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. See Section 10 — “Source and Amount of Funds.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares that are validly tendered in the Offer unless there has been validly tendered in the Offer and not withdrawn before the expiration of the Offer a number of Shares that, when counted together with Shares owned of record by Lilly or the Purchaser or with respect to which Lilly or the Purchaser have sole voting power, if any, represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding shares of capital stock of ImClone entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis. We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

We are not obligated to purchase any Shares that are validly tendered in the Offer unless:

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or terminated; and

•	any other required governmental approvals or consents under applicable antitrust or competition laws and other material governmental approvals or consents have been obtained.

Additionally, we are not obligated to purchase any Shares that are validly tendered in the Offer if:

•	any lawsuit, action or proceeding is pending or threatened in writing by any governmental entity, among other things, challenging the purchase of Shares in the Offer or the Merger, seeking to make illegal, restrain, prohibit or impose material limitations on the Offer or the Merger, seeking to prohibit or impose material limitations on the ownership or operation of ImClone’s or Lilly’s business or assets or require divestitures, or which otherwise, individually or in the aggregate, results in a material adverse effect on ImClone;

•	any statute, rule, regulation, judgment, order or injunction is enacted or enforced by any governmental entity that has had or would reasonably be expected to have any of the consequences described in the immediately preceding bullet-point;

•	the representations and warranties of ImClone in the Merger Agreement fail to be true and correct, which failure results in a material adverse effect on ImClone, or certain representations and warranties fail to be true in all material respects, as of the date of the Merger Agreement and the expiration of the Offer;

•	ImClone fails, in any material respect, to comply with any material covenants contained in the Merger Agreement;

•	since October 6, 2008, a material adverse effect on ImClone has occurred; or

•	the Merger Agreement has been terminated in accordance with its terms.

The Offer is also subject to a number of other conditions. See Section 14 — “Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, New York City time, on Thursday, November 20, 2008, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on or prior to November 20, 2008, any of the conditions to the Offer have not been satisfied or waived, we have agreed to extend the Offer from time to time to permit the satisfaction of the conditions. However, we are not required to extend the Offer beyond December 31, 2008 unless all the conditions to the Offer have been satisfied or waived on such date other than the conditions with respect to (i) the expiration or termination of any applicable waiting period under the HSR Act, or (ii) the receipt of other required governmental approvals or consents under applicable antitrust or competition laws and other material governmental approvals or consents, and regardless of whether the Minimum Condition is then satisfied. In that case, we have agreed to extend the Offer from time to time until no later than March 31, 2009. In addition, we are not required to extend the Offer if, prior to the expiration of the Offer, ImClone receives a third party acquisition proposal that is not withdrawn and ImClone does not reject the acquisition proposal and publicly reconfirm the recommendation of ImClone’s board in favor of the Offer and the Merger.

We have also agreed to extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff.

See Section 1 — “Terms of the Offer” for additional information about our obligations to extend the Offer.

Will you provide a subsequent offering period?

We may elect to provide one or more subsequent offering periods in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, following our acceptance for payment of Shares in the Offer. The subsequent offering periods may be between three and 20 business days in the aggregate. Although we reserve our right to provide one or more subsequent offering periods, we do not currently intend to provide a subsequent offering period. During any subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $70.00 per Share, net to you in cash, without interest. See Section 1 — “Terms of the Offer” and Section 13 — “The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a subsequent offering period, we will inform Wells Fargo Bank, N.A., the Depositary for the Offer, and notify ImClone shareholders by making a public announcement of an extension or a subsequent offering period before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Wells Fargo Bank, N.A., the Depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3 — “Procedure for Tendering Shares.”

Can holders of vested stock options or restricted stock units participate in the Offer?

The Offer is only for Shares and not for any options to acquire Shares or restricted stock units. If you hold vested but unexercised stock options or restricted stock units and you wish to participate in the Offer, you must exercise your stock options or settle your restricted stock units in accordance with the terms of the applicable stock option plan or equity incentive plan, and tender the Shares received upon the exercise or settlement in accordance with the terms of the Offer. See Section 3 — “Procedure for Tendering Shares.”

However, when the Purchaser accepts Shares for payment in the Offer, each stock option and restricted stock unit will vest in full and the stock options will become exercisable for, and the restricted stock units will be settled for, Shares in accordance with ImClone’s equity compensation plans. Following the Offer, in accordance with the Merger Agreement, each outstanding, unexercised option will be cancelled in the Merger and, in exchange thereof, each former holder of any such cancelled option will receive a cash payment equal to the product of (i) the total number of Shares previously subject to such option and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such option. See Section 13 — “The Merger Agreement; Other Agreements.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to Wells Fargo Bank, N.A., the Depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. This right to withdraw will not apply to any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

If the Offer is completed, will ImClone continue as a public company?

If the Offer is completed, there may be so few remaining shareholders and publicly-held Shares after we purchase Shares tendered in the Offer that the Shares may no longer be eligible to be traded through the NASDAQ Global Select Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, ImClone may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. In addition, after completion of the Offer, ImClone has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that ImClone would be exempt from the requirement that ImClone’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of ImClone’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of ImClone’s board of directors. After completion of the Merger that is expected to follow the Offer, Lilly will own all of the outstanding capital stock of ImClone, and ImClone’s common stock will no longer be publicly owned. See Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are required to merge the Purchaser with and into ImClone, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and ImClone’s certificate of incorporation and bylaws, and a vote of ImClone’s shareholders, if a vote is required. ImClone will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Lilly. In the Merger, ImClone shareholders who did not tender their Shares will receive $70.00 per share in cash in exchange for their Shares in the Merger, without interest. If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the top-up option or through other means, such as open market purchases, we expect to effect the Merger without convening a meeting of the ImClone shareholders. There are no appraisal rights available in connection with the Offer, but shareholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What is the top-up option and when could it be exercised?

If we do not acquire at least 90% of the issued and outstanding Shares in the Offer, we have the option, subject to limitations, to purchase from ImClone additional Shares sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account Shares issued upon the exercise of the top-up option. The purpose of the top-up option is to permit us to complete the Merger without convening a meeting of ImClone’s shareholders under the “short form” merger provisions of Delaware law. We expect to exercise the top-up option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. See Section 13 — “The Merger Agreement; Other Agreements” for a more detailed description of the top-up option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer, and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that, if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of shareholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Select Market as a result of the purchase of Shares in the Offer, the quotation for the Shares on the NASDAQ Global Select Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, ImClone may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

After completion of the Offer, ImClone has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that ImClone would be exempt from the requirement that ImClone’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of ImClone’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of ImClone’s board of directors. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of the Offer on the Market for Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulation.”

Who can I talk to if I have questions about the Offer?

You may call Georgeson Inc., the Information Agent for the Offer, at (800) 262-1918 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of ImClone Common Stock:

INTRODUCTION

Alaska Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share, and the associated rights to purchase Series B Participating Cumulative Preferred Stock, par value $1.00 per share (collectively, the “Shares”), of ImClone Systems Incorporated, a Delaware corporation (“ImClone”), at a price of $70.00 per Share, net to the seller in cash, without interest (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 6, 2008 (the “Merger Agreement”), by and among Lilly, the Purchaser and ImClone. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of ImClone’s shareholders, the Purchaser will be merged with and into ImClone, with ImClone surviving the Merger as a wholly-owned subsidiary of Lilly (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Lilly, the Purchaser or their subsidiaries, or ImClone or by its shareholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

The board of directors of ImClone has unanimously: (i) determined that each of the transactions contemplated in the Merger Agreement, including the Offer and the Merger, is fair to and in the best interests of ImClone and its shareholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that you accept the Offer and tender your Shares, and adopt the Merger Agreement, if adoption by ImClone’s shareholders is required by applicable law.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares owned of record by Lilly or the Purchaser or with respect to which Lilly or the Purchaser have sole voting power, if any, represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding shares of capital stock of ImClone entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis. The Offer is also subject to the satisfaction of other conditions, including (i) the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Condition”), (ii) the receipt of other required governmental approvals or consents under applicable antitrust or competition laws and other material governmental approvals or consents (collectively, the “Governmental Approvals Condition”), (iii) since October 6, 2008, no Company Material Adverse Effect (as defined in Section 13 — “The Merger Agreement; Other Agreements”) having occurred, and (iv) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14 — “Conditions of the Offer.”

ImClone has informed the Purchaser that, as of September 30, 2008, (i) 88,612,596 Shares were issued and outstanding, (ii) 8,688,636 Shares were reserved for issuance under ImClone’s incentive plans with respect to outstanding options or restricted stock units, and (iii) 6,336,466 Shares were reserved for issuance upon the conversion of ImClone’s convertible notes. Based upon the foregoing, as of September 30, 2008, the Minimum Condition would be satisfied if 51,818,850 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of ImClone’s board of directors. See Section 12 — “Purpose of the Offer; Plans for ImClone; Other Matters” and Section 13 — “The Merger Agreement; Other Agreements.”

Certain entities affiliated with ImClone’s Chairman, Carl C. Icahn, have entered into tender and support agreements with Lilly, which require, among other things, that the shareholders will tender their Shares in the Offer. The shareholders may only withdraw their Shares from the Offer if the tender and support agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated or if ImClone’s board of directors changes its recommendation to shareholders with respect to the Offer and the Merger. The shareholders that have entered into the tender and support agreements own, in the aggregate, 11,669,544 Shares, representing approximately 13.2% of the outstanding Shares, as of September 30, 2008. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement; Other Agreements.”

J.P. Morgan Securities Inc. (“JP Morgan”), financial advisor to ImClone, delivered its opinion to ImClone’s board of directors that, as of October 5, 2008 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $70.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair to such shareholders (other than Lilly and the Purchaser) from a financial point of view. JP Morgan provided its opinion to ImClone’s board of directors for information and assistance in connection with ImClone’s board of directors’ consideration of the Offer and the Merger. A copy of JP Morgan’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, together with a summary of the material financial analyses utilized by JP Morgan in connection with providing its opinion, is included in, or as an Annex to, ImClone’s Solicitation/Recommendation Statement on Schedule 14D-9, filed in connection with the Offer and that is being mailed to ImClone shareholders concurrently herewith. The JP Morgan opinion is not a recommendation as to whether any holder of Shares should tender Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. JP Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JP Morgan as of, October 5, 2008. In addition, subsequent developments may affect JP Morgan’s opinion and JP Morgan does not have any obligation to update, revise or reaffirm its opinion.

Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement, by the holders of a majority of the outstanding Shares, if required by applicable law. If Lilly and the Purchaser hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any “subsequent offering period,” the Purchaser is required to merge with and into ImClone under the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other shareholder of ImClone. See Section 12 — “Purpose of the Offer; Plans for ImClone; Other Matters.” Under the Merger Agreement, if we do not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, we have the option, subject to limitations, to purchase from ImClone additional Shares at a price per Share equal to the Offer Price sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the option. We refer to this option as the “Top-Up Option.” The exercise price for the Top-Up Option is to be paid by delivery of a promissory note, bearing simple interest at 3% per annum, made by the Purchaser and due and payable within one year. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if Lilly and the Purchaser acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, we will effect the Merger under the “short-form” merger provisions of the DGCL. Shareholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12 — “Purpose of the Offer; Plans for ImClone; Other Matters.” The Merger Agreement is described in Section 13 — “The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares or restricted stock units. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable equity compensation plan and tender some or all of the Shares issued upon such exercise. Holders of restricted stock units may tender some or all of the Shares received upon vesting and settlement of restricted stock units in accordance with the terms of the applicable equity compensation plan. The tax consequences to holders of options or restricted stock units of exercising those securities are not described under Section 5 — “Certain Material U.S. Federal Income Tax Consequences.” Holders of options or restricted stock units should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options or the settlement of their restricted stock units.

Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Wells Fargo Bank, N.A., which is acting as the depositary for the Offer (the “Depositary”), Georgeson Inc., which is acting as the information agent for the Offer (the “Information Agent”), and UBS Securities LLC, which is acting as the dealer manager for the Offer (the “Dealer Manager”). See Section 16 — “Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $70.00 per Share, net to the seller in cash, without interest, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, November 20, 2008, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable law or applicable rules or regulations of the SEC;

•	from time to time for one or more periods of up to 20 business days each until December 31, 2008, if at the Expiration Date any of the conditions to the Offer have not been satisfied or waived; and

•	from time to time for one or more periods of up to 20 business days each until March 31, 2009, if on or after December 31, 2008, all of the conditions to the Offer have been satisfied or waived other than the HSR Condition and/or the Governmental Approvals Condition, and regardless of whether the Minimum Condition is then satisfied.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if Lilly and the Purchaser do not hold, in the aggregate, at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short-form” merger provisions of the DGCL, then the Purchaser is permitted to provide one or more subsequent offering periods of at least three but no more than 20 business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A Subsequent Offering Period would be an additional period of time following the Expiration Date during which shareholders could tender Shares not tendered in the Offer and receive the Offer Price. During a Subsequent Offering Period, if any, we will immediately accept for payment and pay for Shares as they are tendered, and tendering shareholders will not have withdrawal rights. Additionally, during a Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal. Shareholders will not be permitted to tender Shares by means of guaranteed delivery procedure during a Subsequent Offering Period. We cannot provide a Subsequent Offering Period unless we announce the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin a Subsequent Offering Period. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to do so.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares owned of record by Lilly or the Purchaser or with respect to which Lilly or the Purchaser have sole voting power, if any, represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding shares of capital stock of ImClone entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis. The Offer is also subject to the satisfaction of other conditions, including (i) the HSR Condition, (ii) the Governmental Approvals Condition, (iii) since the date of the Merger Agreement, no Company Material Adverse Effect having occurred, and (iv) the satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14 — “Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of ImClone, we may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•	amend or waive the Minimum Condition;

•	amend any of the conditions to the Offer described in Section 14 — “Conditions of the Offer” in a manner materially adverse to holders of Shares; or

•	extend the Expiration Date other than in accordance with the Merger Agreement.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by 12:00 midnight, New York City time, on Thursday, November 20, 2008 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

•	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders;

•	waive any of the unsatisfied conditions of the Offer and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release via PR Newswire.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Schedule TO filed with the SEC with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

ImClone has agreed to provide the Purchaser with ImClone’s shareholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1 — “Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1 — “Terms of the Offer.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1 — “Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 4 — “Withdrawal Rights.”

The Purchaser reserves the right to transfer or assign to Lilly and/or one or more direct or indirect subsidiaries of Lilly any of its rights under the Merger Agreement, including the right to purchase Shares tendered in the Offer, but any transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.	Procedure for Tendering Shares

Valid Tender.  A shareholder must follow one of the following procedures to validly tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•	for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “— Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below under “— Guaranteed Delivery” before the Expiration Date.

By tendering Shares in accordance with these procedures, a tendering shareholder will also tender the preferred stock purchase rights associated with the Shares without any further action on the part of the tendering shareholder. If the preferred stock purchase rights were distributed to ImClone’s shareholders as a result of a triggering event, a tender of Shares would need to be accompanied by a simultaneous tender of the preferred stock purchase rights. ImClone has advised us that it has taken the action necessary to ensure that the Offer and the Merger do not constitute a triggering event.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering shareholder must comply with the guaranteed delivery procedures described under “— Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period and no guaranteed delivery procedure will be available during a Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal:

•	if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a shareholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the shareholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Select Market.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser. Shareholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period.

Other Requirements.  Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy.  By executing the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and ImClone’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of ImClone’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of ImClone shareholders.

Options and Restricted Stock Units.  The Offer is made only for Shares and is not made for any options to acquire Shares or restricted stock units. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Holders of restricted stock units may participate in the Offer only if they choose to tender some or all of the Shares received upon vesting and settlement of restricted stock units in accordance with the terms of the applicable equity compensation plan. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such options or restricted stock units that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section.

However, when the Purchaser accepts Shares for payment in the Offer, each stock option and restricted stock unit will vest in full and the stock options will become exercisable for, and the restricted stock units will be settled for, Shares in accordance with ImClone’s equity compensation plans. Following the Offer, in accordance with the Merger Agreement, each outstanding, unexercised option will be cancelled in the Merger and, in exchange thereof, each former holder of any such cancelled option will receive a cash payment equal to the product of (i) the total number of Shares previously subject to such option and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such option.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Lilly, the Depositary, the Information Agent, the Dealer Manager, ImClone or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding.  To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5 — “Certain Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement.  The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after December 13, 2008, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 — “Procedure for Tendering Shares” at any time before the Expiration Date.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Lilly, the Depositary, the Information Agent, the Dealer Manager, ImClone or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequences to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

U.S. Holders

Effect of the Offer and the Merger.  The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding.  Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger.  A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•	ImClone is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-U.S. holder held Shares.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

With respect to the third bullet point, in general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that ImClone does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event ImClone constitutes a USRPHC, the Shares will be treated as U.S. real property interests only with respect to a non-U.S. Holder that owns (actually or constructively) more than five percent of the Shares. Non-U.S. Holders owning (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding.  Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “IMCL.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Select Market, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2006
First Quarter	$39.17	$33.26
Second Quarter	$43.08	$32.67
Third Quarter	$39.80	$27.40
Fourth Quarter	$33.74	$26.28
Fiscal Year Ended December 31, 2007
First Quarter	$41.07	$26.80
Second Quarter	$47.11	$35.00
Third Quarter	$47.22	$30.34
Fourth Quarter	$47.94	$39.30
Fiscal Year Ending December 31, 2008
First Quarter	$46.49	$36.94
Second Quarter	$49.18	$36.87
Third Quarter	$68.89	$38.79
Fourth Quarter (through October 13, 2008)	$67.89	$62.33

On July 30, 2008, the last full trading day before the public announcement of Bristol-Myers Squibb Company’s proposal to acquire the outstanding Shares it did not already own, the closing price reported on the NASDAQ Global Select Market was $46.44 per Share. On October 3, 2008, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NASDAQ Global Select Market was $64.96 per Share. On October 13, 2008, the last full trading day before the commencement of the Offer, the closing price reported on the NASDAQ Global Select Market was $67.00 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that ImClone has not declared or paid any cash dividends on the Shares during the past two years. The Merger Agreement provides that, without Lilly’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the effective date of the Merger Agreement, ImClone may not declare, set aside, make or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock. ImClone is not expected to declare or pay cash dividends after completion of the Offer.

7.	Effect of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares.  The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Lilly nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Global Select Market Listing and Controlled Company Status.  Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Select Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Select Market if, among other things, there were at least 400 holders, the minimum bid price for the Shares was at least $1 per share and either:

•	there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Lilly upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and shareholders’ equity was at least $10 million; or

•	there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Lilly upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on NASDAQ Global Select Market could be discontinued. If this occurs, the market for the Shares would likely be adversely affected. It is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, ImClone will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ Marketplace Rules, which means that ImClone would be exempt from the requirement that ImClone’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of ImClone’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of ImClone’s board of directors. ImClone has agreed to elect “controlled company” status following completion of the Offer.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of ImClone subject to registration, would substantially reduce the information required to be furnished by ImClone to its shareholders and would make certain provisions of the Exchange Act no longer applicable to ImClone, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with shareholders’ meetings and the related requirement to furnish an annual report to shareholders. Furthermore, the ability of “affiliates” of ImClone and persons holding “restricted securities” of ImClone to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect ImClone will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning ImClone

ImClone.  ImClone Systems Incorporated is a Delaware corporation with its principal executive offices at 180 Varick Street, New York, New York 10014. The telephone number of ImClone at such office is (212) 645-1405. According to its Quarterly Report on Form 10-Q for the six month period ended June 30, 2008, ImClone is a biopharmaceutical company whose mission is to advance oncology care by developing and commercializing a portfolio of targeted treatments designed to address the medical needs of patients with cancer. ImClone focuses on two strategies — (i) growth factor blockers and (ii) angiogenesis inhibitors.

Available Information.  ImClone is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning ImClone’s directors and officers, their remuneration, options, restricted stock units and other performance awards granted to them, the principal holders of ImClone’s securities and any material interests of such persons in transactions with ImClone, is required to be disclosed in proxy statements distributed to ImClone’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to ImClone that have been filed via the EDGAR system.

None of Lilly, the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning ImClone provided by ImClone or contained in the periodic reports, documents and records referred to herein or for any failure by ImClone to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

Certain Projections.  To our knowledge, ImClone does not as a matter of course make public forecasts or projections as to its future financial performance. However, before entering into the Merger Agreement, representatives of Lilly and the Purchaser conducted a due diligence review of ImClone, and in connection with this review Lilly and the Purchaser received certain non-public information concerning ImClone, including certain financial projections through the fiscal year ending 2030. The projected years 2009 through 2017 have been shown below because ImClone has advised us that these are the more critical years during which ImClone will be in growth phase and launching a majority of its pipeline products. However, ImClone has advised Lilly that these projections excluded any adjustments related to the probability of technical success (PTS) and do not reflect ImClone management’s best estimate and judgment as to the future results of operations and financial condition of ImClone. ImClone has also advised Lilly and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below.

The projections provided by ImClone to Lilly included the estimates of ImClone’s future financial performance summarized below (in millions).

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017

Total Revenues	$753	$874	$965	$964	$1,200	$2,320	$4,468	$8,217	$12,320

Gross Profit	$666	$758	$826	$820	$1,009	$1,937	$3,703	$6,909	$10,358
Sales, General & Administrative Expenses	$114	$135	$204	$357	$561	$720	$865	$1,056	$1,053
Total R&D Expenditures	$542	$785	$882	$701	$699	$759	$831	$870	$988
Total Distribution Expenditures	$0	$0	$0	$0	$9	$60	$160	$303	$467
Total Royalty Expense for Erbitux	$109	$143	$169	$173	$181	$165	$131	$119	$120
Earnings Before Interest and Taxes	$(100)	$(306)	$(428)	$(411)	$(441)	$233	$1,716	$4,561	$7,730

The projections were not risk adjusted to reflect the view of ImClone’s management as to the likelihood of each pipeline asset becoming commercialized. The projections also do not reflect any probability adjustments for potential development, regulatory approvals or commercial risk and assume 100% probability of success for and full retention of all pipeline products.

Although Lilly and the Purchaser were provided with the projections summarized above, they did not base their evaluation of ImClone on these projections. ImClone has advised Lilly and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP,” and ImClone’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. ImClone has advised Lilly and the Purchaser that its internal financial forecasts (upon which the projections provided to Lilly and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments. The projections may differ from publicized analyst estimates and forecasts.

The projections reflect numerous assumptions made by the management of ImClone, including assumptions with respect to industry performance, the market for ImClone’s existing and pipeline products, ImClone’s ability to successfully negotiate acquisitions and additional partnerships, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond ImClone’s control and none of which were subject to approval by Lilly or the Purchaser. These projections do not give effect to the Offer or the Merger, or any alterations to ImClone’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to:

•	the risk that the marketplace for ImClone’s products will not grow as rapidly as ImClone anticipates;

•	the risk that ImClone’s pipeline products are not approved, are not approved in the anticipated timeline, or are not approved for the anticipated indications;

•	the risk that ImClone’s pipeline products may not achieve commercial success even if they achieve success in clinical trials and/or are approved;

•	the risk that unexpected safety or other issues occur with respect to ImClone’s current products or compounds in its product pipeline, its clinical studies or the experience of patients utilizing ImClone’s products;

•	the risk of challenges to the intellectual property protection of ImClone’s current product or pipeline compounds;

•	the risk of increased government price controls inside or outside the U.S.;

•	the risk of increased pharmaceutical pricing pressures from private payers;

•	the cost and uncertainty of pharmaceutical research and development;

•	regulatory compliance failures;

•	product liability and other litigation or government investigations;

•	manufacturing difficulties or other supply chain problems;

•	the ability to manage costs in future periods;

•	the success in developing and commercializing new products;

•	the level of funding of capital expenditures in accordance with ImClone’s strategic plans;

•	the effect of general economic conditions or conditions specific to the pharmaceutical industry or healthcare market on the demand for ImClone’s products;

•	the success of the branding and marketing strategies ImClone is pursuing for its products;

•	the effect of competitive products produced by competitors;

•	changes in laws, regulations and guidelines, including those related to regulating the manufacture, marketing, promotion and pricing of pharmaceutical products; interactions with purchasers, prescribers, and patients; tax laws; and accounting standards; and

•	other risks and uncertainties described in reports filed by ImClone with the SEC under the Exchange Act, including under the heading “Risk Factors” in ImClone’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in ImClone’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Lilly, the Purchaser, ImClone or their respective affiliates or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of Lilly, the Purchaser, ImClone or any of their respective affiliates or representatives makes any representation to any shareholder regarding the ultimate performance of ImClone compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Shareholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

9.	Certain Information Concerning Lilly and the Purchaser

Lilly and the Purchaser.  Lilly is an Indiana corporation. Lilly was incorporated in 1901 to succeed to the drug manufacturing business founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly. Lilly discovers, develops, manufactures, and sells products in one significant business segment — pharmaceutical products. Lilly also has an animal health business segment. Lilly manufactures and distributes its products through owned or leased facilities in the United States, Puerto Rico, and 25 other countries. Its products are sold in approximately 135 countries. Most of the products Lilly sells today were discovered or developed by its own scientists, and its success depends to a great extent on its ability to continue to discover and develop innovative new pharmaceutical products. Lilly directs its research efforts primarily toward the search for products to prevent and treat human diseases. Lilly also conducts research to find products to treat diseases in animals and to increase the efficiency of animal food production.

Lilly’s legal name as specified in its articles of incorporation is Eli Lilly and Company. Lilly’s business address is Lilly Corporate Center, Indianapolis, Indiana 46285. The telephone number at such office is (317) 276-2000.

The Purchaser is a Delaware corporation that was recently formed at the direction of Lilly for the purpose of effecting the Offer and the Merger. The Purchaser is a wholly-owned subsidiary of Lilly. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s legal name as specified in its certificate of incorporation is Alaska Acquisition Corporation. The Purchaser’s principal executive offices are located at Lilly Corporate Center, Indianapolis, Indiana 46285. The telephone number of the Purchaser at that office is (317) 276-2000.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Lilly are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Lilly nor the Purchaser, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Lilly or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of ImClone and (ii) neither Lilly nor the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of ImClone during the past 60 days.

Except as set forth in this Offer to Purchase, neither Lilly nor the Purchaser, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with ImClone or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Lilly or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ImClone or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

In February 2006, Lilly reached a settlement of an investigation by the Office of Consumer Litigation, Department of Justice, related to Lilly’s marketing and promotional practices and physician communications with respect to Lilly’s product, Evista. As part of the settlement, Lilly agreed to plead guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act. The plea was for the off-label promotion of Evista during 1998. The government did not charge the company with any unlawful intent, and Lilly did not acknowledge any such intent. In connection with the overall settlement, Lilly paid a total of $36.0 million. In addition, as part of the settlement, a civil consent decree requires Lilly to continue to have a compliance program and to undertake a set of defined corporate integrity obligations related to Evista for five years.

Except as described above, none of Lilly or the Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Lilly or the Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Pursuant to the tender and support agreements, dated October 6, 2008, between Lilly and certain entities affiliated with ImClone’s Chairman, Carl C. Icahn, Lilly and the Purchaser may be deemed to beneficially own 11,669,544 Shares of ImClone common stock, representing approximately 13.2% of the total outstanding Shares, as of September 30, 2008.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Lilly and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Lilly is subject to the information filing requirements of the Exchange Act, and, in accordance therewith, is obligated to file certain reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Lilly’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Lilly’s securities and any material interest of such persons in transactions with Lilly is required to be disclosed in proxy statements distributed to Lilly’s shareholders and filed with the SEC. Such reports, proxy statements and other information filed by Lilly and the Purchaser with the SEC, as well as the Schedule TO and the exhibits thereto, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580,

Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Lilly that have been filed with the SEC via the EDGAR system, including the Schedule TO and exhibits thereto.

10.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. Lilly and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $6.5 billion plus any related transaction fees and expenses. The Purchaser will acquire these funds from Lilly. Lilly intends to obtain the funds to be provided to the Purchaser out of cash and cash equivalents on hand and short term borrowings through the issuance of commercial paper in the ordinary course. As of June 30, 2008, Lilly had approximately $2.9 billion in cash and cash equivalents on hand, approximately $2.3 billion in short-term investments and approximately $1.1 billion in longer-term investments. Additionally, Lilly has approximately $1.2 billion of unused committed bank credit facilities and has obtained commitments from UBS Loan Finance LLC and Deutsche Bank AG Cayman Islands Branch to provide a short term revolving credit facility in the amount of $4.0 billion as alternative sources of financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Lilly is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions

The following information was prepared by Lilly and ImClone. Information about ImClone was provided by ImClone, and we do not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Lilly or its representatives did not participate.

Lilly continually evaluates its strategic opportunities to strengthen its business and deliver long-term value to its shareholders. Lilly believes that the continued expansion of its global oncology business is an important part of its long-term growth strategy, in addition to pursuing growth opportunities in its other therapeutic segments, including in-licensing of promising molecules and targeted acquisitions. As part of its evaluation of strategic opportunities, Lilly’s management first identified ImClone as a potential strategic partner in early 2006 because of ImClone’s early and mid-stage prospects and the opportunity to generate additional value from ERBITUX.

Lilly continued to evaluate ImClone from time to time over the course of the next two years based on publicly available information. In the early summer of 2008, this ongoing review led to a recommendation to Lilly’s senior executives on July 25, 2008 that Lilly contact ImClone regarding a potential business combination.

On July 31, 2008, Bristol-Myers Squibb Company (“BMS”) issued a press release announcing that BMS had submitted an offer to acquire ImClone for $60 per Share in cash, and had delivered Mr. Icahn a letter confirming the offer. BMS owns approximately 16.6% of ImClone.

After this announcement, senior management of Lilly had a number of internal discussions regarding the BMS proposal and strategies for an alternative proposal for Lilly to acquire ImClone. Lilly subsequently engaged UBS Securities LLC (“UBS”) as its financial advisor in connection with the proposed transaction. Lilly also engaged Latham & Watkins LLP (“Latham & Watkins”) as its legal advisor.

On August 4, 2008, ImClone publicly announced that it had formed a special committee (the “ImClone Special Committee”) in response to the BMS offer. ImClone also indicated the preliminary view of ImClone’s board of directors that the BMS offer substantially undervalued ImClone.

On August 12, 2008, after further internal discussion, senior executives of Lilly met and determined to approach ImClone about a possible business combination transaction with Lilly. Following this meeting, in accordance with Lilly’s instructions, representatives of UBS contacted Dr. Alex Denner, a member of ImClone’s board of directors, to express Lilly’s interest in a potential transaction with ImClone. Dr. Denner was informed that Lilly valued ImClone at a substantial premium to the $60 per Share previously announced by BMS and would be interested in acquiring all of ImClone. Dr. Denner indicated that ImClone was in the process of exploring strategic alternatives but had not made any decision to sell ImClone.

On August 12, 2008, John C. Lechleiter, Ph.D., Lilly’s President and Chief Executive Officer, contacted John H. Johnson, ImClone’s Chief Executive Officer, to express Lilly’s interest and reiterate the message delivered by Lilly’s financial advisor earlier that day. Mr. Johnson suggested that Dr. Lechleiter contact Carl C. Icahn, the Chairman of the Board of ImClone.

On August 13, 2008, Dr. Lechleiter contacted Mr. Icahn to discuss a potential transaction with ImClone. Mr. Icahn stated that ImClone was considering strategic alternatives and had not determined whether to initiate a sale process, but that the offer from BMS undervalued ImClone and had not been solicited. Mr. Icahn indicated that certain other companies, who were not identified to Dr. Lechleiter, had also expressed interest in a transaction with ImClone. Further, Mr. Icahn indicated that he and the other members of the board of directors of ImClone would not support a transaction that valued ImClone at less than $70 per Share, that any sale process would only be initiated with the submission of a written indication of interest at a price substantially higher than the BMS offer, and that he would publicly disclose any written indication of interest that was submitted.

During the period of August 14, 2008 to September 8, 2008, representatives of Lilly and ImClone held a number of discussions surrounding the interest of Lilly in pursuing a transaction with ImClone, the scope and timing for a possible due diligence review by Lilly, and Mr. Icahn’s request to publicly disclose any proposal by Lilly.

On September 8, 2008, Mr. Icahn had a telephone conversation with Dr. Lechleiter and requested that, as a condition to initiating due diligence on ImClone, Lilly submit a written proposal to ImClone that Mr. Icahn would publicly disclose. To accommodate Lilly’s request for confidentiality, Mr. Icahn and Dr. Lechleiter agreed that a written proposal by Lilly would be disclosed, but that Lilly’s name would not be disclosed until such time as Lilly was no longer pursuing an acquisition of ImClone. Dr. Lechleiter informed Mr. Icahn that, subject to due diligence, Lilly was prepared to submit a non-binding indication of interest for the acquisition of ImClone at a price of $70 per Share in cash.

On September 9, 2008, Dr. Lechleiter delivered a confidential letter to Mr. Icahn setting forth Lilly’s non-binding preliminary indication of interest in acquiring 100 percent of ImClone’s outstanding capital stock for a price of $70 per Share in cash. The letter indicated that Lilly’s proposal to acquire ImClone would not be subject to a financing condition, but that the proposal was contingent on satisfactory completion of a due diligence investigation. In connection with Lilly’s submission of the confidential letter, Dr. Lechleiter contacted Mr. Icahn to discuss the proposal. Representatives of Lilly and ImClone also discussed the scope of Lilly’s requested due diligence investigation and agreed that Lilly would be granted a two-week, non-exclusive period to conduct due diligence, beginning on the opening of an electronic data room and subject to the execution of a confidentiality agreement.

On September 10, 2008, ImClone issued a press release announcing that the ImClone Special Committee had determined the unsolicited offer by BMS to acquire ImClone for $60 per Share was inadequate. The press release also stated that “a large pharmaceutical company” had submitted a proposal, subject to due diligence, but not subject to financing, to acquire ImClone for $70 per Share and that the ImClone Special Committee had determined to allow the unnamed pharmaceutical company to conduct due diligence for a two-week period.

On September 11, 2008, BMS issued a press release announcing that it had submitted a letter to the board of directors of ImClone, reiterating BMS’ $60 per Share offer to acquire ImClone, which it indicated was not subject to financing or due diligence. The letter requested that ImClone engage with BMS directly to discuss the merits of the BMS proposal.

On September 12, 2008, Lilly entered into a confidentiality agreement with ImClone to permit the exchange of confidential information in connection with Lilly’s due diligence investigation. ImClone did not grant Lilly exclusivity, but agreed to keep Lilly’s identity confidential pending the due diligence period, with the understanding that at the end of Lilly’s due diligence investigation, Lilly would submit an updated proposal with respect to the acquisition of ImClone.

On September 13, 2008, ImClone provided Lilly and its advisors with access to a secure online electronic data room containing non-public information regarding ImClone, and Lilly and its advisors began conducting due diligence. During the two-week due diligence period ending on September 28, 2008, Lilly’s management and advisors conducted business, financial and legal due diligence on ImClone and had numerous related conversations with ImClone’s management and advisors.

During the afternoon of September 22, 2008, Dr. Lechleiter met with Mr. Icahn in New York to discuss Lilly’s strategic and business rationale for the acquisition of ImClone.

Separately on September 22, 2008, BMS issued a press release making public a letter sent by James M. Cornelius, Chairman and Chief Executive Officer of BMS, to Mr. Icahn announcing BMS’ intention to commence a cash tender offer for all of the outstanding stock of ImClone at $62.00 per Share and a consent solicitation seeking to remove ImClone’s board of directors. The letter indicated that the tender offer would be subject to ImClone’s preferred stock purchase rights not being applicable to the tender offer and the amendment of the stockholder agreement between BMS and ImClone to eliminate the proportional voting requirement in connection with the election of ImClone’s directors. Also on September 22, 2008, John E. Celentano, Senior Vice President of BMS, resigned from ImClone’s board of directors.

On September 23, 2008, ImClone publicly announced the contents of a letter from Mr. Icahn to Mr. Cornelius in response to the BMS letter, which indicated that ImClone would meet with BMS to discuss an acquisition of ImClone if BMS would increase its offer price. Mr. Icahn reminded BMS of the outstanding proposal to acquire ImClone for $70 per Share, subject to due diligence that would end on Sunday, September 28, 2008.

On September 23, 2008, as part of Lilly’s ongoing due diligence investigation, representatives from ImClone, including Mr. Johnson, and ImClone’s financial advisor, J.P. Morgan met with Lilly’s management and advisors at the offices of Latham & Watkins in New York for presentations by senior management of ImClone regarding ImClone’s business.

On September 26, 2008, Dr. Lechleiter and Mr. Icahn discussed by telephone the status of Lilly’s due diligence and a process for the days following the completion of due diligence. Mr. Icahn informed Dr. Lechleiter that discussions had been taking place with BMS and that BMS had suggested it might be willing to increase its offer significantly above the $62 per Share it had previously announced but not up to $70 per Share. Mr. Icahn informed Dr. Lechleiter that ImClone was not prepared to discuss any proposal from Lilly with a purchase price of less than $70 per Share in cash. The parties discussed that Lilly would advise ImClone of Lilly’s decision by 11:59 p.m. on October 1, 2008.

On September 29, 2008, ImClone issued a press release to indicate that the unidentified interested party (Lilly) would submit an updated proposal by 11:59 p.m. on October 1, 2008, or would withdraw from the process at that time. ImClone also indicated that, if negotiations were to end, the name of the unidentified interested party (Lilly) would be publicly disclosed.

On September 29, 2008, senior executives of Lilly met to discuss the submission of an updated proposal to ImClone. Following that meeting, Dr. Lechleiter and Mr. Icahn spoke regarding the timing and conditions of Lilly’s submission of an updated proposal.

On October 1, 2008, Lilly’s board of directors met and approved the submission of an updated offer to acquire ImClone. Following that meeting, Dr. Lechleiter delivered a letter to Mr. Icahn reiterating Lilly’s proposal to acquire 100 percent of ImClone’s outstanding capital stock for a price of $70 per Share in cash. The letter was accompanied by a draft merger agreement contemplating a transaction structured as a tender offer followed by a merger. The letter also included a draft tender and support agreement pursuant to which certain ImClone shareholders affiliated with Mr. Icahn would agree to tender their Shares in the tender offer. The letter requested that ImClone and Lilly meet promptly to negotiate definitive documentation and announce the transaction no later than market-open on Monday, October 6, 2008. Dr. Lechleiter subsequently contacted Mr. Icahn to confirm the proposal outlined in the letter.

Between October 1, 2008 and October 5, 2008, Lilly, ImClone and their respective advisors met telephonically and in person to discuss the terms of the proposed transaction and the draft merger agreement. Lilly initially proposed a termination fee of 4% of the transaction value, which would be payable to Lilly in certain circumstances. Mr. Icahn separately held a number of conversations with Dr. Lechleiter to request that, as a condition to receiving any termination fee, Lilly increase its proposal price to $72 per Share. Dr. Lechleiter indicated that Lilly would only be interested in a transaction at $70 per Share that included customary deal protection provisions and a customary termination fee. As a result of these discussions, the parties ultimately agreed to a termination fee of $150 million.

During the evening of October 5, 2008, ImClone’s board of directors met, together with its advisors, to consider the proposed transaction. Representatives of ImClone subsequently advised Lilly that ImClone’s board had unanimously approved the proposed transaction. Later in the evening of October 5, 2008, Lilly’s board of directors met, together with Lilly’s management and advisors, to consider the proposed transaction and approved the proposed transaction.

Throughout the evening of October 5, 2008 and into the morning of October 6, 2008, representatives of Lilly and ImClone, as well as representatives of certain entities affiliated with Mr. Icahn, finalized the terms of the merger agreement and the related tender and support agreements.

On the morning of October 6, 2008, Lilly and ImClone executed the merger agreement, and Lilly and certain shareholders of ImClone affiliated with Mr. Icahn executed the tender and support agreements, and the parties publicly announced the Offer and the Merger.

12.	Purpose of the Offer; Plans for ImClone; Other Matters

Purpose of the Offer.  The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, ImClone. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for shareholders to receive the transaction consideration and to complete the acquisition of ImClone. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, Lilly will own 100% of the equity interests in ImClone, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of ImClone and entitlement to any increase in its value. Similarly, Lilly would also bear the risk of any losses incurred in the operation of ImClone and any decrease in the value of ImClone.

ImClone shareholders who sell their Shares in the Offer will cease to have any equity interest in ImClone and to participate in any future growth in ImClone. If the Merger is completed, the current shareholders of ImClone will no longer have an equity interest in ImClone and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent shareholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such shareholders are entitled under the DGCL. See Section 13 — “The Merger Agreement; Other Agreements.” Similarly, the current shareholders of ImClone will not bear the risk of any decrease in the value of ImClone after selling their Shares in the Offer or the Merger.

Plans for ImClone.  Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of ImClone, the disposition of securities of ImClone, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ImClone or its subsidiaries, or the sale or transfer of a material amount of assets of ImClone or its subsidiaries. After the purchase of the Shares in the Offer, we will be entitled to appoint our representatives to the board of directors of ImClone in proportion to our ownership of the outstanding Shares, as described below under the caption “ImClone’s Board of Directors” in Section 13 — “The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, ImClone will be a wholly-owned subsidiary of Lilly. After completion of the Offer and the Merger, Lilly expects to work with ImClone’s management to evaluate and review ImClone and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate ImClone into Lilly’s business units and market units. As a result of this review and integration, it is possible that we could implement changes to ImClone’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of ImClone’s separate existence and integration of ImClone’s business and operations into Lilly. In addition, in connection with integrating ImClone’s and Lilly’s corporate structure, Lilly may determine to reorganize, merge or consolidate ImClone with one or more domestic or foreign subsidiaries of Lilly. Lilly reserves the right to change its plans and intentions at any time, as it deems appropriate.

After completion or termination of the Offer, we may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the Offer. If we do not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short-form” provisions of the DGCL, we expect to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Shareholder Approval.  Under the DGCL, the approval of the board of directors of the Purchaser and ImClone is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. ImClone has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by ImClone and the completion by ImClone of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of ImClone, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. ImClone has further represented that the approval described in the preceding sentence is the only shareholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment Shares validly tendered in the Offer, ImClone has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its shareholders to consider and take action upon the Merger Agreement. The special meeting would be held as promptly as practicable after the Purchaser accepts for payment Shares validly tendered in the Offer. Lilly has agreed to vote, or cause to be voted, all of the Shares then owned of record by Lilly or the Purchaser, or with respect to which Lilly or the Purchaser otherwise has sole voting power, in favor of the adoption of the Merger Agreement.

Short-Form Merger.  Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the shareholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Lilly and the Purchaser acquire in the aggregate at least 90% of each class and series of capital stock of ImClone in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the shareholders of ImClone, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase additional Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. We could also seek to purchase additional Shares in the open market or otherwise to permit us to complete a Short-Form Merger. The Merger Agreement provides that Lilly will take all actions necessary or appropriate to effect a Short-Form Merger if permitted to do so under the DGCL.

ImClone Convertible Notes.  Pursuant to the Merger Agreement, ImClone is required to discharge its outstanding 1 3/8% Convertible Notes due 2024 (the “Convertible Notes”), effective as of the time that the Purchaser accepts validly tendered Shares for payment in the Offer. Pursuant to the terms of the indenture with respect to the Convertible Notes, ImClone will be required to deposit funds sufficient to redeem the Convertible Notes with the trustee for the Convertible Notes and thereafter, the indenture for the Convertible Notes would generally cease to be in effect.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning ImClone and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders before completion of a transaction.

Appraisal Rights.  Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the Shares immediately prior to the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting ImClone shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of shareholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a shareholder withdraws or loses his or her right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

13.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning Lilly and the Purchaser.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer.  The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14 — “Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in the Offer as promptly as practicable after the Purchaser is legally permitted to do so.

Lilly and the Purchaser expressly reserved the right to increase the Offer Price or to make other changes in the terms and conditions of the Offer, except that without ImClone’s prior written approval the Purchaser is not permitted to (i) decrease the $70 per Share Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the conditions to the Offer described in Section 14 — “Conditions of the Offer” in a manner materially adverse to ImClone’s shareholders or (vi) extend the expiration of the Offer in a manner other than in accordance with the Merger Agreement.

The Merger Agreement provides that the Purchaser will extend the Offer:

•	to the extent required by applicable laws or applicable rules or regulations of the SEC;

•	from time to time for one or more periods of up to 20 business days until December 31, 2008, if at the Expiration Date any of the conditions to the Offer have not been satisfied; and

•	from time to time for one or more periods of up to 20 business days until March 31, 2009, if on or after December 31, 2008 all of the conditions to the Offer have been satisfied other than the HSR Condition and/or the Governmental Approvals Condition, and regardless of whether the Minimum Condition is then satisfied.

In addition, the Purchaser is not required to extend the Offer if, prior to the Expiration Date, ImClone receives a third party acquisition proposal that is not subsequently withdrawn and ImClone does not reject the acquisition proposal and reconfirm the Company Board Recommendation.

After acceptance for payment of Shares in the Offer, if Lilly and the Purchaser do not hold, in the aggregate, at least 90% of the issued and outstanding Shares so as to permit the Purchaser to complete the Short-Form Merger, then the Purchaser may provide a Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act. The

Purchaser is required to immediately accept for payment, and pay for, all Shares validly tendered in any Subsequent Offering Period.

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of ImClone, except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, and in any event within 24 hours, irrevocably and unconditionally terminate the Offer.

ImClone’s Board of Directors.  Under the Merger Agreement, after the Purchaser accepts for payment any Shares validly tendered in the Offer, the Purchaser is entitled, subject to ImClone’s stockholder agreement with Bristol-Myers Squibb, to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of ImClone that is equal to the total number of directors on ImClone’s board of directors multiplied by the percentage that the Shares beneficially owned by the Lilly, Purchaser and any of their affiliates, in the aggregate, bears to the total number of Shares then outstanding. At the Purchaser’s request, ImClone will take such actions necessary to enable the Purchaser’s designees to be elected or designated to ImClone’s board of directors, including filling vacancies or newly created directorships on ImClone’s board of directors, increasing the size of ImClone’s board of directors, including by amending ImClone’s bylaws, if necessary, to increase the size of the board of directors, and/or securing the resignations of its incumbent directors, and ImClone agreed to cause the Purchaser’s designees to be so elected or designated. After the Purchaser accepts for payment any Shares validly tendered in the Offer, ImClone has also agreed to cause the Purchaser’s designees to constitute the same percentage of (i) each committee of ImClone’s board of directors and (ii) each board of directors of ImClone’s subsidiaries and each committee thereof, as on ImClone’s board of directors, to the extent permitted by applicable law and the NASDAQ Marketplace Rules. After the Purchaser accepts for payment any Shares validly tendered in the Offer, ImClone has also agreed, at Lilly’s request, to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 4350(c).

Prior to the effective time of the Merger, ImClone shall cause two directors who are currently members of ImClone’s board of directors to remain as directors. We refer to these remaining directors as the “Continuing Directors.” The Merger Agreement provides that each Continuing Director will be an “independent director” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules and eligible to serve on the Audit Committee of ImClone’s board of directors under the Exchange Act and the NASDAQ Marketplace Rules. If any Continuing Director is unable to serve due to death, disability or resignation, ImClone will take necessary action so that the remaining Continuing Director is entitled to elect or designate another person to fill the vacancy, each of whom will be deemed to be a “Continuing Director.” If no Continuing Directors remain, ImClone will appoint two alternate directors to ImClone’s board to serve as Continuing Directors, each of whom will be deemed to be a “Continuing Director.” These alternate directors will be designated by ImClone prior to the acceptance for payment of Shares in the Offer. Between the completion of the Offer and effective time of the Merger, if the Purchaser’s designees constitute a majority of ImClone’s board of directors, the approval of a majority of the Continuing Directors is required for ImClone to:

•	amend, modify or terminate the Merger Agreement;

•	extend the time for performance of any of the obligations of Lilly or the Purchaser under the Merger Agreement;

•	waive any condition to ImClone’s obligation under the Merger Agreement;

•	waive or exercise ImClone’s rights or remedies under the Merger Agreement;

•	amend ImClone’s certificate of incorporation or bylaws;

•	authorize any agreement between ImClone and any of its subsidiaries, on the one hand, and Lilly, the Purchaser or any of their affiliates on the other hand; or

•	take any other action by ImClone in connection with the Merger Agreement, or the Offer or the Merger, required to be taken by the ImClone board of directors.

The Merger.  The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Purchaser will be merged with and into ImClone and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	ImClone will be the surviving corporation in the Merger (which we refer to as the “surviving corporation”); and

•	all of the property, rights, privileges, immunities, powers and franchises of ImClone and the Purchaser will vest in the surviving corporation and continue unaffected by the Merger.

The obligations of Lilly and the Purchaser, on the one hand, and ImClone, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Merger Agreement having been adopted by the holders of a majority of the then outstanding Shares, if required by applicable law;

•	the Purchaser having accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer, except that this condition is deemed satisfied if the Purchaser fails to accept for payment, or cause to be accepted for payment Shares validly tendered in the Offer in breach of the Purchaser’s obligations under the Merger Agreement; and

•	no statute, rule or regulation having been enacted or enforced by any governmental entity which prevents the completion of the Merger, and there being no order or injunction of a court of competent jurisdiction in effect preventing the completion of the Merger.

The conditions to completion of the Merger may be waived in whole or in part by Lilly, the Purchaser or ImClone, as the case may be, to the extent permitted by applicable law.

Conversion of Capital Stock.  At the effective time of the Merger, by virtue of the Merger:

•	each issued and outstanding share of the Purchaser’s common stock will be converted into and become one fully paid and nonassessable share of common stock of the surviving corporation;

•	all Shares owned by ImClone or by Lilly, the Purchaser or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares, and all Shares held by ImClone subsidiaries, if any, will remain outstanding and be converted into a number of shares of the common stock of the surviving corporation in proportion to the ownership of ImClone represented by such Shares prior to the effective time of the Merger; and

•	each issued and outstanding Share (other than Shares to be cancelled in accordance with the preceding bullet point, and other than Shares held by a holder who exercises appraisal rights with respect to the Shares) will be converted into the right to receive the Offer Price in cash, without interest.

After the effective time of the Merger, the Shares will no longer be outstanding and cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price in cash, without interest, upon the surrender of such certificate. At or prior to the effective time of the Merger, Lilly or the Purchaser will deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Top-Up Option.  Pursuant to the Merger Agreement, ImClone granted to the Purchaser an irrevocable Top-Up Option to purchase additional Shares, at a price per share equal to the Offer Price that, when added to the number of Shares owned by Lilly, the Purchaser and their subsidiaries at the time of such exercise, will constitute at least 90% of the Shares then outstanding (after giving effect to the Top-Up Option). The exercise price for the Top-Up Option is to be paid by delivery of a promissory note, bearing simple interest at 3% per annum, made by the Purchaser and due and payable within one year. The Top-Up Option is not exercisable unless immediately after its exercise, Lilly, the Purchaser and their respective subsidiaries would hold, in the aggregate, at least 90% of the Shares then outstanding. The Top-Up Option is not exercisable for a number of Shares in excess of ImClone’s total authorized and unissued Shares. Unless applicable law prohibits the exercise of the Top-Up Option or the issuance of Shares pursuant thereto, the Purchaser may exercise the Top-Up Option, on one or more occasions, after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer. The Purchaser may not exercise the Top-Up Option after the termination of the Merger Agreement pursuant to its terms.

Treatment of Options, Restricted Stock Units and Other Equity Awards.  When the Purchaser accepts Shares for payment in the Offer, each option to purchase Shares granted pursuant to ImClone’s equity compensation plans will vest in full and become exercisable. Prior to the effective time of the Merger, ImClone’s board of directors has agreed to adopt resolutions to provide that outstanding, unexercised options will be cancelled in the Merger and, in exchange therefor, each former holder of any such cancelled option will receive a cash payment (subject to any applicable withholding of taxes required by applicable law) equal to the product of (i) the total number of Shares previously subject to such option and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such option.

When the Purchaser accepts Shares for payment in the Offer, each outstanding restricted stock unit will vest in full and be settled for Shares pursuant to ImClone’s equity compensation plans and such Shares shall have the right to receive the Offer Price, without interest.

The current offerings in progress under ImClone’s 2008 Employee Stock Purchase Plan (the “ESPP”) will continue, and the Shares will be issued to participants on the next currently scheduled purchase dates occurring after the date of the Merger Agreement as provided under the ESPP. In accordance with the terms of the ESPP, any offering in progress as of the effective time of the Merger will be shortened, and the “Exercise Date” (as defined in the ESPP) will be the business day immediately preceding the effective time. Each option under the ESPP will be exercised automatically on such “Exercise Date.” Any stock issued under the ESPP will automatically convert into the right to receive the Offer Price payable at the effective time of the Merger. ImClone will terminate the ESPP at the effective time of the Merger.

Shareholders’ Meeting; Merger Without a Meeting of Shareholders.  ImClone has agreed, acting through its board of directors, to:

•	as promptly as practicable after the Purchaser accepts for payment for Shares validly tendered in the Offer, duly set a record date for, and within three business days after receipt of SEC clearance of such proxy statement, call and give notice of a special meeting of its shareholders, which we refer to as the “special meeting,” for the purpose of considering and taking action upon the Merger Agreement;

•	file a proxy statement with the SEC and cause a definitive proxy statement for the special meeting to be mailed to ImClone’s shareholders; and

•	use its commercially reasonable efforts to solicit proxies from its shareholders in favor of the adoption of the Merger Agreement and secure the required approval of the shareholders.

In connection with the special meeting, ImClone has also agreed to prepare a proxy statement with respect to the special meeting before the Purchaser accepts for payment Shares validly tendered in the Offer. ImClone has agreed to include in the proxy statement the recommendation of ImClone’s board of directors that shareholders of ImClone vote in favor of the adoption of the Merger Agreement. The Merger Agreement provides that Lilly will vote, or cause to be voted, all of the Shares then owned of record by Lilly, or the Purchaser or with respect to which Lilly or the Purchaser have sole voting power, if any, in favor of the adoption of the Merger Agreement.

If Lilly, the Purchaser and any of their subsidiaries and affiliates hold, in the aggregate, at least 90% of the outstanding Shares of each class of capital stock of ImClone entitled to vote on the Merger after the Purchaser accepts for payment Shares validly tendered in the Offer and after any Subsequent Offering Period, Lilly will cause the Merger to become effective as promptly as practicable without a meeting of ImClone’s shareholders pursuant to the DGCL.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by ImClone to Lilly and the Purchaser and representations and warranties made by Lilly and the Purchaser to ImClone. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, ImClone has made customary representations and warranties to Lilly and the Purchaser with respect to, among other things:

•	corporate matters related to ImClone and its subsidiaries, such as organization, standing, power and authority;

•	its capitalization;

•	the validity of the Merger Agreement, including approval by ImClone’s board of directors;

•	the inapplicability of state takeover statutes to the Offer or the Merger;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	compliance with laws and permits;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	books and records;

•	the absence of undisclosed liabilities;

•	conduct of business in all material respects in the ordinary course of business consistent with past practice and the absence of a Company Material Adverse Effect;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	material contracts;

•	litigation;

•	environmental matters;

•	intellectual property;

•	taxes;

•	insurance;

•	title to properties and the absence of certain liens;

•	real property;

•	the opinion of its financial advisor;

•	the vote required for approval of the Merger Agreement and the transactions contemplated thereby;

•	brokers’ fees and expenses;

•	related party transactions;

•	certain payments;

•	absence of certain indemnifiable claims; and

•	regulatory matters.

Some of the representations and warranties in the Merger Agreement made by ImClone are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, change, event, development, condition, circumstance, occurrence or effect that (i) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of ImClone and its subsidiaries, taken as a whole or (ii) prevents, or would reasonably be expected to prevent, consummation of the Offer or the Merger or performance by ImClone of any of its material obligations under the Merger Agreement. The definition of “Company Material Adverse Effect” excludes from clause (i) any of the following facts, changes, events, developments, conditions, circumstances, occurrences or effects:

•	changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not adversely affect ImClone and its subsidiaries in a manner disproportionate to other pharmaceutical or biotechnology companies;

•	changes in the pharmaceutical or biotechnology industry, to the extent such changes do not adversely affect ImClone and its subsidiaries in a disproportionate manner relative to other participants in such industry;

•	any change in law or GAAP or the interpretation thereof;

•	acts of war, armed hostility or terrorism, to the extent such changes to not adversely affect ImClone and its subsidiaries;

•	any change attributable to the negotiation execution or announcement of the Offer and the Merger, including litigation resulting therefrom, adverse change in customer, employee, supplier, financing, licensor, licensee, shareholder, joint venture partner or similar relationships, including as a result of the identity of Lilly;

•	any publicly available statement made by Lilly or the Purchaser concerning ImClone or its subsidiaries, employees, customers or suppliers, or otherwise relating to the Offer or the Merger;

•	any change ImClone can demonstrate resulted from Lilly withholding its consent to certain actions requiring Lilly’s consent under the Merger Agreement;

•	any failure by ImClone to meet any internal or published industry analyst projections or forecasts or estimates for any period ending on or after October 6, 2008; and

•	any change in the price or trading volume of Shares or a decline in the value or rating of ImClone’s convertible notes.

In the Merger Agreement, Lilly and the Purchaser have made customary representations and warranties to ImClone with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the validity of the Merger Agreement;

•	consents and approvals, and no violations of laws, governance documents or agreements;

•	litigation;

•	ownership of Shares by Lilly and the Purchaser;

•	sufficiency of funds; and

•	ownership of the Purchaser by Lilly.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Purchaser’s acceptance for payment of Shares validly tendered in the Offer. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Conduct of Business of ImClone.  Except as required by the terms of the Merger Agreement, or agreed to in writing by Lilly (which agreement will not be unreasonably withheld or delayed), from the date of the Merger Agreement until the effective time of the Merger, ImClone has agreed that it will, and will cause its subsidiaries to:

•	conduct their operations in the ordinary course consistent with past practice;

•	use commercially reasonable efforts to preserve intact their business organizations;

•	use commercially reasonable efforts to keep available the services of their current officers, key employees and consultants;

•	comply with applicable law;

•	use commercially reasonable efforts to preserve the goodwill and current relationships with customers, suppliers and others having significant business relationships with ImClone and its subsidiaries; and

•	use commercially reasonable efforts to protect ImClone’s intellectual property.

In addition, except as required by the terms of the Merger Agreement, required applicable law, or agreed to in writing by Lilly, from the date of the Merger Agreement until the effective time of the Merger, ImClone will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend its certificate of incorporation or bylaws;

•	issue or sell, or authorize the issuance or sale of, any shares of capital stock of ImClone or any of its subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock, or any options, warrants or other rights to acquire any shares of such capital stock or such convertible or exchangeable securities, of ImClone or any of its subsidiaries;

•	sell, transfer, lease, license or encumber, or authorize the sale, transfer, lease, license or encumbrance of, any material property or assets of ImClone or any of its subsidiaries, except pursuant to existing contracts or the sale of goods in the ordinary course of business consistent with past practice;

•	declare or pay any dividend or other distribution with respect to its capital stock or enter into any agreement with respect to the voting or registration of its capital stock;

•	combine or split or amend the terms of, or redeem, purchase or otherwise acquire any of its capital stock or any other securities;

•	merge or consolidate ImClone or any of its subsidiaries with any person or adopt a plan of liquidation or dissolution, restructuring, recapitalization or other reorganization of ImClone or any of its subsidiaries;

•	acquire (including by merger) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice;

•	incur indebtedness for borrowed money (other than trade payables) or issue debt securities, or guarantee the obligations of any person for borrowed money (other than letters of credit or similar arrangements issued to suppliers and manufacturers in the ordinary course of business consistent with past practice);

•	make loans, advances or capital contributions to, or investments in, any third person in any material amount;

•	terminate, cancel, renew or agree to any material amendment to any ImClone material contract or enter into any material contracts;

•	make or authorize any capital expenditures in excess of $500,000, in the aggregate, except those contemplated in current capital expenditure budgets;

•	except to the extent required by applicable law, the terms of any company benefit plan or contractual commitments or corporate policies with respect to severance or termination:

•	increase the compensation or benefits for directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees (other than officers) of ImClone that do not result in a material increase in aggregate compensation or benefits);

•	grant any severance or termination pay to, or enter into any employment or severance agreement with, directors, officers or employees, or enter into any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

•	amend or waive performance or vesting criteria or accelerate vesting, exercisability or funding under any company benefit plan; or

•	terminate the employment of ImClone’s Chief Executive Officer or any senior executive reporting directly to the Chief Executive Officer as of the date of the Merger Agreement or any other participant in ImClone’s change of control plan or senior executive severance plan;

•	hire any person at or above the level of “Assistant Vice President,” for employment outside the United States, or below the level of “Assistant Vice President” if the number of employees below such level hired by ImClone or its subsidiaries such month exceeds 40;

•	forgive loans to directors, officers or employees;

•	pre-pay long-term debt; release, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms; accelerate or delay collection of notes or accounts receivable; delay or accelerate payment of any account payable; or vary inventory practices in any material respect;

•	make any change in accounting policies or procedures, other than as required by GAAP or by a governmental entity;

•	waive, release, settle or compromise any material claims;

•	compromise, settle or agree to settle any lawsuit or investigation (including any lawsuit or investigation relating to the Merger Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $500,000 individually or $1,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the ImClone or any ImClone subsidiary;

•	make or change any material tax election (other than in the ordinary course of business consistent with past practice) or settle or compromise any material liability for taxes;

•	amend or modify, or otherwise take any action under, the Rights Agreement;

•	write up, write down or write off the book value of any assets, in the aggregate, in excess of $1,000,000, except in accordance with GAAP consistently applied;

•	exempt or make any person (other than Lilly and the Purchaser) not subject to (i) the provisions of Section 203 of the DGCL or other similar state takeover laws or (ii) the Rights Agreement;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer or the Merger not being satisfied;

•	convene any regular or special meeting (or any adjournment thereof) of the shareholders of ImClone;

•	fail to keep in force insurance policies;

•	enter into arrangements with “related parties”;

•	abandon, cease to prosecute, fail to maintain, sell, license, assign or encumber any permit or other material assets (other than ImClone intellectual property);

•	with respect to ImClone intellectual property, (i) sell, encumber, abandon, fail to maintain or transfer any right, title or interest of ImClone or any of its subsidiaries in any intellectual property, (ii) grant any rights under material transfer or service agreements, (iii) amend or waive any rights in or to the ImClone’s intellectual Property, (iv) fail to diligently prosecute the patent applications within ImClone’s owned intellectual property or (v) divulge any trade secrets within ImClone’s intellectual property to any person who is not subject to an enforceable written agreement to maintain the confidentiality of such trade secrets;

•	enter into any contract that would result in the grant to ImClone or any of its subsidiaries of any right or license in the intellectual property of any person (other than contracts in connection with the purchase of laboratory reagents and materials), or amend, assign, terminate or fail to exercise a right of renewal or extension under a contract related to ImClone intellectual property;

•	except as required by GAAP, reclassify, write down, impair, sell, pledge, dispose of, liquidate or encumber any investment securities; or

•	authorize or enter into any contract or otherwise take any action or make any commitment to do any of the things described in the preceding bullet points.

No Solicitation.  From the date of Merger Agreement until completion of the Merger or, if earlier, the termination of the Merger Agreement, ImClone agreed that it will not and will cause its subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, whom we refer to collectively as “representatives,” not to, directly or indirectly:

•	initiate, solicit, or knowingly facilitate or encourage (including by way of furnishing information), the submission of any inquiries or offers or proposal or other efforts or attempts that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below) or engage in any discussions or negotiations with respect thereto;

•	approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal;

•	withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Lilly or the Purchaser, or otherwise make any statement or proposal inconsistent with, the Company Board Recommendation (as defined below);

•	enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract relating to an Acquisition Proposal or enter into any contract or agreement in principle requiring ImClone to abandon, terminate or breach its obligations under the Merger Agreement;

•	resolve, propose or agree to do any of the foregoing.

Any of the actions described in the third and fourth bullet points in the immediately preceding sentence is referred to in the Merger Agreement as a “Change in Board Recommendation.” ImClone agreed that it will immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to the execution of the Merger Agreement by ImClone, ImClone’s subsidiaries or any of their representatives with respect to any Acquisition Proposal and cause to be returned or destroyed all confidential information provided by or on behalf of ImClone or any of its subsidiaries to such person.

Notwithstanding the restrictions described above, at any time before the acceptance of Shares for payment in the Offer, ImClone may, subject to compliance with the provisions described in the immediately succeeding paragraph, furnish information with respect to ImClone and its subsidiaries to any third party that has submitted an unsolicited bona fide written Acquisition Proposal, and participate in discussions or negotiations regarding the Acquisition Proposal, if:

•	ImClone has not breached ImClone’s obligations under the no solicitation provisions of the Merger Agreement in any material respect;

•	ImClone’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that the Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal;

•	after consultation with its outside legal counsel, ImClone’s board of directors determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to ImClone’s shareholders under applicable law; and

•	any information furnished to the third party making the Acquisition Proposal is covered by a confidentiality agreement containing terms no less favorable to ImClone than the terms of the confidentiality agreement, dated September 12, 2008 between Lilly and ImClone.

The Merger Agreement requires ImClone to give Lilly notice no later than 24 hours after ImClone’s board of directors has made the determinations described in the immediately preceding paragraph. ImClone is also required to deliver to Lilly a copy of any information delivered to the third party if the information has not previously been furnished to Lilly.

In addition, ImClone has agreed that, promptly, and in any event within 24 hours, ImClone will notify Lilly in writing of any Acquisition Proposal that ImClone or any of ImClone’s subsidiaries or any of their representatives has received. Such notification will include a copy of the written Acquisition Proposal, including draft agreements or term sheets (or a description of the Acquisition Proposal, and any modification thereto), and the identity of the person making the Acquisition Proposal. ImClone is required to keep Lilly informed on a current basis of the status of the Acquisition Proposal and copies of any written inquiry or correspondence.

The Merger Agreement does not prohibit ImClone from issuing a “stop-look-and listen communication” pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its shareholders a position as required by Rule 14d-9 or Rule 14e-2 under the Exchange Act (provided that any disclosure other than a “stop-look and listen communication” or similar communication, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the ImClone board of directors’ recommendation will be deemed to be a “Change of Board Recommendation” under the Merger Agreement).

ImClone agreed that it will not, and it will cause its subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission under, and at Lilly’s request, will enforce, any confidentiality or “standstill” agreement to which ImClone or any of its subsidiaries is a party, provided, however, ImClone may grant a waiver of a “standstill” or similar agreement, if ImClone determines in good faith, after consultation with its outside legal counsel and financial advisors that such waiver is likely to lead to a Superior Proposal.

Company Board Recommendation.  Subject to the provisions described below, ImClone’s board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if necessary under applicable law, adopt the Merger Agreement in accordance with the applicable provisions of DGCL. This is referred to as the “Company Board Recommendation.” ImClone’s board of directors also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Lilly to include the Company Board Recommendation in this Offer to Purchase and related Offer documents. The Merger Agreement provides that ImClone’s board of directors will not effect a Change of Board Recommendation except as described below.

ImClone’s board of directors may effect a Change of Board Recommendation with respect to a Superior Proposal, or otherwise terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal:

•	if ImClone has received an Acquisition Proposal that the ImClone board of directors concludes, in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal (after giving effect to any modifications to the Merger Agreement offered by Parent);

•	if ImClone has not breached the no-solicitation provisions of the Merger Agreement;

•	if at least three business days prior to such action, ImClone has provided Lilly a written notice of its intention to take such action, which we refer to as a “notice of change in recommendation.” The notice of change in recommendation must specify the material terms and conditions of the Superior Proposal, including a copy of the Superior Proposal and identifying the person making the Superior Proposal;

•	if during the three business day period after Lilly’s receipt of the notice of change in recommendation, ImClone has negotiated with Lilly in good faith (if Lilly desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to be a Superior Proposal; and

•	if ImClone desires to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, ImClone has paid the Termination Fee (as defined below) substantially concurrently with the termination.

The Merger Agreement provides that any material revisions to a Superior Proposal require ImClone to deliver a new notice of change in recommendation and a new three business day period described above.

In addition, ImClone’s board of directors may effect a Change of Board Recommendation other than in connection with a Superior Proposal but only in response to an Intervening Event (as defined below) if:

•	ImClone’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Change of Board Recommendation would be inconsistent with its fiduciary duties to ImClone’s shareholders under applicable law;

•	at least three business days prior to such Change of Board Recommendation, ImClone provided Lilly with a notice of change in recommendation specifying the facts, circumstances and other conditions giving rise to such proposed Change of Board Recommendation; and

•	during the three business day period following Lilly’s receipt of the notice of change in recommendation, ImClone has negotiated in good faith (if Lilly desires to negotiate) regarding adjustments to the terms of the Merger Agreement so that a Change in Board Recommendation is not necessary.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means an offer or proposal by any person other than Lilly or the Purchaser concerning any (a) merger, consolidation, other business combination or similar transaction involving ImClone or its subsidiaries, (b) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of ImClone (including equity interests of its subsidiaries) or any subsidiary of ImClone representing 20% or more of the consolidated assets, revenues or net income of ImClone and its subsidiaries, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 20% or more of the voting power of ImClone, (d) transaction or series of transactions in which any person will acquire beneficial ownership or the right to acquire beneficial ownership or any group (as defined in Section 13(d) of the Exchange Act) has been formed which beneficially owns or has the right to acquire beneficial ownership of, equity interests representing 20% or more of the voting power of ImClone or (e) any combination of the foregoing.

•	“Intervening Event” means a material event relating to the business of ImClone and its subsidiaries which is (i) unknown to ImClone’s board of directors as of the date of the Merger Agreement and (ii) becomes known to or by ImClone’s board of directors prior to the time that Purchaser accepts Shares for payment in the Offer; provided, however, that in no event shall the receipt of an Acquisition Proposal or any matter relating thereto or any consequences thereof constitute an Intervening Event.

•	“Superior Proposal” means a bona fide written Acquisition Proposal (except the references in the definition of “Acquisition Proposal” to “20%” shall be replaced by “66 2/3%”) made by a third party which was not solicited by ImClone, any subsidiary of ImClone, representative of ImClone or any other ImClone affiliate and which, in the good faith judgment of ImClone’s board of directors (after consultation with its financial advisor and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, and the person making such proposal (a) if accepted, is reasonably likely to be consummated, and (b) if consummated would result in a transaction that is more favorable to ImClone’s shareholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Lilly).

Access to Information; Confidentiality.  From the date of the Merger Agreement until the completion of the Merger, ImClone has agreed and has agreed to cause its subsidiaries, to give Lilly and Lilly’s representatives access to ImClone’s officers, employees, agents, properties, offices and other facilities and to their books and records at reasonable times and furnish promptly information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of ImClone.

Public Disclosure.  The parties have agreed that no press release or other announcement with respect to the transaction contemplated by the Merger Agreement will be issued by any party without the prior consent of ImClone and Lilly, except as required by applicable law or by the rules or regulations of any U.S. securities exchange or regulatory or governmental body to which the disclosing party is subject. In this event, with limited exceptions, the party seeking to make such disclosure will use commercially reasonable efforts to provide the other party reasonable time to comment on such release or other announcement. To the extent required by applicable law, ImClone is permitted to issue a press release solely announcing the existence of an Acquisition Proposal it has received and previously disclosed to Lilly.

Consents and Approvals.  Each of ImClone and Lilly has agreed to use its commercially reasonable efforts to (i) take all appropriate action, and do all things necessary, proper or advisable under any applicable law or otherwise to complete the transactions contemplated by the Merger Agreement as promptly as practicable; (ii) obtain from any governmental entities any consents, licenses, permits, waivers, clearances, approvals, authorizations or orders required to be obtained or made by ImClone or Lilly or any of their respective subsidiaries, or avoid any action or proceeding by any governmental entity in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) file a General Information Notice with the New Jersey Department of Environmental Protection within five days after the date of the Merger Agreement if required pursuant to New Jersey Industrial Site

Recovery Act and (iv) as promptly as reasonably practicable, and in any event within ten business days after the date of the Merger Agreement, make all necessary filings and submissions, and pay any related fees, with respect to the Merger Agreement, the Offer and the Merger required under the Exchange Act and any other applicable securities laws, the HSR Act and any other applicable law.

ImClone and Lilly have agreed to cooperate with each other in connection with obtaining any consents governmental entities or other third parties in connection with the transactions contemplated by the Merger Agreement.

Each of ImClone and Lilly has agreed to give any notices to third parties and to use commercially reasonable efforts to obtain any third party consents that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, required to be disclosed by ImClone to the Purchaser in a disclosure schedule to the Merger Agreement, or required to prevent a Company Material Adverse Effect from occurring prior to or after the completion of the Merger. If either party fails to obtain any third party consent, that party will use its commercially reasonable efforts, and will take any actions reasonably requested by the other party, to minimize any adverse effect upon ImClone and Lilly or their respective subsidiaries resulting, or which could reasonably be expected to result, after the completion of the Offer, from the failure to obtain such consent. Neither Lilly nor the Purchaser is required to, and neither ImClone nor its subsidiaries will without the written consent of Lilly, make any material payment to any third party or agree to any limitation on the conduct of its business, in order to obtain any approval or consent with respect to the Offer or the Merger.

The Merger Agreement provides that, in connection with the receipt of any necessary governmental approvals, neither Lilly nor ImClone is required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner or enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or similar arrangement, or permit the sale, holding separate or other disposition of, any material assets of Lilly, ImClone or their respective subsidiaries or the conduct of their business in a specified manner.

Employee Benefits.  Until the first anniversary of the completion of the Merger, the surviving corporation is required to provide ImClone and its subsidiaries with employee benefits that are substantially comparable in the aggregate to those benefits provided such employees prior to the completion of the Merger pursuant to ImClone’s benefit plans. Lilly and the surviving corporation will have no obligation to retain any employee or group of employees of ImClone or its subsidiaries other than as required by applicable law, or pursuant to certain employment agreements.

Lilly will, or will cause the surviving corporation to, recognize all service of employees of ImClone or its subsidiaries for vesting and eligibility purposes in any Lilly benefit plan in which such employees may be eligible to participate after completion of the Merger, except where such recognition would result in a duplication of benefits or where such service was not recognized under the corresponding ImClone plan.

Before the expiration of the Offer, ImClone (acting through the compensation committee of its board of directors) has agreed to take all necessary steps to cause each agreement, arrangement or understanding entered into by ImClone or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an employment compensation, severance or other employee benefit arrangement and to satisfy the requirements of the non-exclusive safe-harbor under Rule 14d-10(d) of the Exchange Act.

Indemnification and Insurance.  For a period of not less than six years after the completion of the Merger, the surviving corporation is required to indemnify and hold harmless all past and present directors, officers and employees of ImClone and its subsidiaries, whom we refer to as “indemnified persons,” against all claims, losses, liabilities, damages, judgments, fines, reasonable fees, costs and expenses in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the fact the indemnified person is or was an officer, director or employee, to the fullest extent permitted by law.

The surviving corporation is also required to advance expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation to the fullest extent permitted by law; provided, that any person to whom expenses are advanced undertakes, to the extent required by the DGCL, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

For a period of not less than six years after the completion of the Merger, the certificate of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of indemnified persons for periods at or prior to the completion of the Merger than are currently set forth in ImClone’s certificate of incorporation and bylaws. Indemnification agreements with covered persons in existence on the date of the Merger Agreement that survive the Merger will continue in full force and effect.

For six years after the completion of the Merger, subject to certain limitations, the surviving corporation is required to maintain for the benefit of ImClone’s directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the completion of the Merger that is substantially equivalent to ImClone’s existing policy. The surviving corporation may satisfy this obligation by obtaining prepaid insurance policies that provide coverage for an aggregate of six years.

Rights Agreement.  ImClone agreed that it will not (i) redeem the rights under the Rights Agreement, (ii) amend the Rights Agreement or (iii) take any action which would allow any “Person” (as defined in the Rights Agreement) other than Lilly, the Purchaser, or any Lilly subsidiary to acquire “Beneficial Ownership” (as defined in the Rights Agreement) of 19.9% or more of the Shares without causing a “Distribution Date,” a “Section 8(a)(ii) Event” or a “Section 10 Event” (each as defined in the Rights Agreement) to occur. ImClone’s board of directors also agreed that none of Lilly, the Purchaser or any of their respective affiliates or associates, directors, officers or employees would be an “Acquiring Person” for purposes of the Rights Agreement in connection with the Merger Agreement and the consummation of the transactions contemplated thereby.

State Takeover Laws.  If any “control share acquisition,” “fair price,” “business combination,” or other anti-takeover law or regulation becomes or is deemed to become applicable to ImClone, the Offer, the Merger, the tender and support agreements or any other transaction contemplated by the Merger Agreement, then ImClone’s board of directors is required to take all action reasonably necessary to render such law or regulation inapplicable.

ImClone Convertible Notes.  Pursuant to the Merger Agreement, ImClone is required to discharge its Convertible Notes, effective as of the time that the Purchaser accepts validly tendered Shares for payment in the Offer. Pursuant to the terms of the indenture with respect to the Convertible Notes, ImClone will be required to deposit funds sufficient to redeem the Convertible Notes with the trustee for the Convertible Notes and thereafter, the indenture for the Convertible Notes would generally cease to be in effect.

Regulatory Matters.  Prior to the completion of the Merger, ImClone has agreed to keep Lilly informed in connection with (i) any request, inquiry, claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action by the FDA or any other governmental entity with respect to ImClone or its business or products and (ii) any preclinical studies, clinical trials and other studies and tests conducted by or behalf of ImClone or its subsidiaries.

Termination.  The Merger Agreement may be terminated:

•	by mutual written consent of Lilly and ImClone, at any time prior to the effective time of the Merger, whether before or after shareholder approval thereof;

•	by either Lilly or ImClone (which we refer to as “mutual termination rights”):

•	if the Offer expires as a result of the non-satisfaction of any condition to the Offer or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder. This right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been the primary cause or primarily resulted in the non-satisfaction of any condition to the Offer or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder; or

•	if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of or payment for Shares in the Offer or the Merger, and such order, decree, ruling or other action has become final and nonappealable (provided the party seeking to terminate the Merger Agreement shall have used its commercially reasonable efforts to resist, resolve or lift, as applicable, any such order, decree, ruling or other action);

•	by Lilly at any time prior to the acceptance for payment of Shares in the Offer (which we refer to as “Lilly termination rights”):

•	if ImClone’s board of directors or any committee thereof has effected any Change of Board Recommendation;

•	if ImClone’s board of directors or any committee thereof has approved or recommended any Acquisition Proposal or approved, recommended or entered into any agreement or contract relating to an Acquisition Proposal;

•	if ImClone’s board of directors fails to issue a press release that reaffirms the Company Board Recommendation within five business days of Lilly’s request to do so;

•	if a tender or exchange offer is commenced by any person other than Lilly, the Purchaser or any Lilly subsidiary with respect to the outstanding Shares, and ImClone’s board of directors does not recommend that ImClone’s shareholders not tender their Shares in the tender or exchange offer within ten business days after commencement of such tender offer or exchange offer, unless ImClone has issued a press release that confirms the Company Board Recommendation with such ten business day period;

•	if ImClone has breached in any material respect the no solicitation provisions of the Merger Agreement;

•	if ImClone fails to include the Company Board Recommendation in the Schedule 14D-9 or does not permit Lilly to include the Company Board Recommendation in the materials circulated to holders of Shares in connection with the Offer;

•	if ImClone, its board of directors or any committee thereof authorizes or publicly proposes to do any of the foregoing actions; or

•	if: (i) there is a breach of or inaccuracy in any representation or warranty of ImClone contained in the Merger Agreement or a breach of any covenant of ImClone contained in the Merger Agreement, and as a result, the conditions to the Offer are not or would not be satisfied, (ii) Lilly has delivered to ImClone written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of being cured or at least 20 business days have elapsed since the delivery of such written notice to ImClone and such inaccuracy or breach has not been cured; provided, however, that Lilly is not permitted to terminate the Merger Agreement pursuant to this provision if: (A) any material covenant of Lilly or the Purchaser contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured; or (B) there is a material breach of or inaccuracy in any representation or warranty of Lilly or the Purchaser contained in the Merger Agreement which has not then been cured;

•	by ImClone at any time prior to the acceptance for payment of Shares (which we refer to as the “ImClone termination right”):

•	if ImClone’s board of directors determines to accept a Superior Proposal, but only if:

•	ImClone has complied in all respects with the no-solicitation provisions of the Merger Agreement with respect to the Superior Proposal or any Acquisition Proposal that was a precursor to the Superior Proposal; and

•	substantially concurrently with the termination of the Merger Agreement, ImClone enters into a definitive agreement with respect to the Superior Proposal and pays the Termination Fee to Lilly; and

•	if (i) there is a breach of or inaccuracy in any representation or warranty of Lilly or the Purchaser contained in the Merger Agreement or breach of any covenant of Lilly or the Purchaser contained in the Merger Agreement that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon Lilly’s or the Purchaser’s ability to consummate the Offer or the Merger, (ii) ImClone has delivered to Lilly written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of being cured or at least 20 business days have elapsed since the delivery of such written notice to Lilly and such uncured inaccuracy or breach has not been cured; provided, however, that ImClone is not be permitted to terminate the Merger Agreement pursuant to this provision if: (A) any material covenant of ImClone contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured; or (B) there is a material breach of or inaccuracy in any representation or warranty of ImClone contained in the Merger Agreement which has not been cured.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability on the part of Lilly, the Purchaser or ImClone. No party is relieved of any liability for a willful and material breach of the Merger Agreement.

ImClone has agreed to pay Lilly its documented out-of-pocket expenses in connection with the Offer and the Merger up to an amount equal to $20 million if:

•	Lilly terminates the Merger Agreement pursuant to the Lilly termination right set forth in the eighth bullet-point of the definition of “Lilly termination right” above (in connection with an uncured breach of any representation, warranty or covenant of ImClone); or

•	Lilly or ImClone terminate the Merger Agreement pursuant to the mutual termination right set forth in the first bullet-point under the definition of “mutual termination right” above due to the expiration of the Offer as a result on non-satisfaction of the conditions to the Offer with respect to the accuracy of the representations and warranties of ImClone, compliance with ImClone’s covenants under the Merger Agreement, a material adverse effect on ImClone or delivery of a customary closing certificate.

In addition, ImClone has agreed to pay Lilly a termination fee of $150 million in cash (the “Termination Fee”) if:

•	Lilly terminates the Merger Agreement pursuant to any Lilly termination right set forth in the first, second, fifth, sixth or seventh bullet points under the definition of “Lilly termination right” above; or

•	ImClone terminates the Merger Agreement pursuant to the ImClone termination right set forth in the first bullet point under the definition of “ImClone termination right” above (in connection with the termination of the Merger Agreement to accept a Superior Proposal).

ImClone is also required to pay the Termination Fee if:

•	Lilly or ImClone terminate the Merger Agreement pursuant to the mutual termination right set forth in the first bullet-point under the definition of “mutual termination right” above by reason of the failure to satisfy the Minimum Condition;

•	Lilly terminates the Merger Agreement pursuant to any Lilly termination right set forth in the third or fourth bullet points under the definition of “Lilly termination right” above; or

•	Lilly terminates the Merger Agreement pursuant to the Lilly termination right set forth in the eighth bullet-point of the definition of “Lilly termination right” above in connection with an uncured breach of any covenant of ImClone that ImClone shall have failed to cure in accordance with the cure provisions described therein;

and, in each case:

•	prior to the termination of the Merger Agreement an Acquisition Proposal is publicly disclosed or communicated to the senior management of ImClone or the ImClone board, except that the $62 per share offer made by Bristol-Myers Squibb prior to the date of the Merger Agreement will not be considered for purposes of establishing whether an Acquisition Proposal has been so publicly disclosed or communicated for any third party other than Bristol-Myers Squibb; and

•	a contract with respect to an Acquisition Proposal is entered into within 12 months after the termination of the Merger Agreement, as a result of which any third party will acquire all of the capital stock or 95% of the consolidated assets of ImClone, and such Acquisition Proposal is subsequently consummated; or any tender, exchange or other offer or arrangement for all of the capital stock or 95% of the consolidated assets of ImClone is publicly announced within 12 months after the termination of the Merger Agreement, and such transaction is subsequently consummated.

The Termination Fee is required to be paid by wire transfer of immediately available funds to an account designated in writing by Lilly. ImClone is not obligated to pay the Termination Fee on more than one occasion.

The parties acknowledged that the agreements contained in the provisions regarding the termination fee are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, the parties would not have entered into the Merger Agreement. If ImClone fails to pay the Termination Fee and Lilly or the Purchaser commences a suit which results in a judgment against ImClone for the Termination Fee, ImClone is required to pay Lilly and the Purchaser their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with the suit, together with interest on the Termination Fee at a rate of 10% per annum from the date such payment was required to be made.

Fees and Expenses.  Except for the expense reimbursement provisions described under “Effect of Termination” above for Lilly’s benefit, costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

Tender and Support Agreements

In connection with the Merger Agreement, certain shareholders entered into separate Tender and Support Agreements, dated as of October 6, 2008, with Lilly, which we refer to as the “Support Agreements.” The following summary of certain provisions of the Support Agreements are qualified in their entirety by reference to the Support Agreements themselves, which are incorporated herein by reference. We have filed copies of the Support Agreements as exhibits to the Schedule TO. Shareholders and other interested parties should read the Support Agreements for a more complete description of the provisions summarized below.

Barberry Corp., High River Limited Partnership and Icahn Enterprises Holdings L.P., which are entities affiliated with ImClone’s Chairman, Carl C. Icahn, (the “Icahn Entities”), are each parties to a Support Agreement and have agreed to tender in the Offer and not withdraw any Shares it holds or acquires after the commencement of the Offer. If the Merger is completed, each of the Icahn Entities has agreed to waive any appraisal rights in connection with the Merger.

Each of the Icahn Entities has also agreed to vote all Shares beneficially owned or controlled by it in connection with any meeting of ImClone’s shareholders or any action by written consent in lieu of a meeting of shareholders:

•	in favor of adopting the Merger Agreement and approval of the Merger;

•	as directed by Lilly with respect to an Acquisition Proposal;

•	as directed by Lilly with respect to any change in the business, management or board of directors of ImClone; and

•	as directed by Lilly against any proposal, action or agreement which would impede, frustrate, prevent or nullify any provision of the Support Agreements or the Merger Agreement, result in a breach in any respect of any covenant, representation, warranty or other obligation of ImClone under the Merger Agreement, or result in any of the conditions to the Offer or the Merger not being satisfied.

Each of the Icahn Entities granted Lilly an irrevocable proxy covering all of such shareholders’ Shares to vote in accordance with the foregoing.

During the term of the Support Agreements, except as otherwise provided therein, none of the Icahn Entities will:

•	transfer or pledge such Icahn Entities’ Shares or any interest therein, except with Lilly’s written consent;

•	enter into any contract with respect to such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Icahn Entities’ Shares;

•	deposit such Icahn Entities’ Shares into a voting trust, or enter into a voting agreement or arrangement with respect to such Shares; or

•	take any other action that would make any representation of the Icahn Entities in the Support Agreements untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of such Icahn Entities’ obligations under the Support Agreements or the transactions contemplated thereby or in the Merger Agreement.

Additionally, each of the Icahn Entities has agreed to notify Lilly promptly (and in any event within 24 hours) if such Icahn Entity receives an Acquisition Proposal, including the name of the third party making the Acquisition Proposal and if written, a copy of the Acquisition Proposal. Pursuant to the Support Agreements, each of the Icahn Entities agreed to immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any third parties with respect to any Acquisition Proposal.

During the term of the Support Agreements, each of the Icahn Entities agreed not to and agreed not to authorize its representatives and agents to:

•	initiate, solicit or knowingly facilitate or encourage (including by providing information) the submission of any inquiries, proposals or offers which constitute or may reasonably be expected to lead to any Acquisition Proposal or engage in any discussions or negotiations with respect thereto;

•	approve or recommend or publicly propose to approve or recommend any Acquisition Proposal;

•	make any statement or proposal inconsistent with the Company Board Recommendation; or

•	enter into any agreement with respect to any Acquisition Proposal or requiring any of the Icahn Entities to terminate its obligations under the Support Agreements or fail to consummate the transactions contemplated by the Support Agreements.

The Support Agreements, and all rights and obligations of Lilly and the Icahn Entities will terminate on the earlier of: (i) mutual agreement of the Icahn Entities and Lilly; (ii) the effective time of the Merger, (iii) the date the Merger Agreement is terminated, (iv) the acquisition by Lilly of the Shares subject to the Support Agreements, whether in the Offer or otherwise, (v) the termination of the Offer prior to the acceptance for payment of Shares by the Purchaser, and (vi) the ImClone board having effected a Change in Board Recommendation in accordance with the no-solicitation provisions of the Merger Agreement.

14.	Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any validly tendered Shares, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if:

•	the Minimum Condition has not been satisfied at the Expiration Date;

•	any waiting period under the HSR Act or any timing agreement entered into by Lilly or ImClone with any governmental entity applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or prior to the Expiration Date;

•	any consents or approvals of, or notices to or filings with, any governmental entity that are required to be obtained or made in connection with the transactions contemplated by the Merger Agreement under applicable antitrust, competition or similar laws (other than the HSR Act), the Offer and the Merger or any other material consents or approvals of, or material notices to or filings with, any governmental entity having jurisdiction over Lilly, ImClone, their respective subsidiaries or any of the respective properties, assets, businesses or activities applicable to the transactions contemplated by the Merger Agreement (“Required Governmental Approvals”) shall not have been obtained or made or any waiting period (or extension thereof) shall not have lapsed or been made either unconditionally or on terms reasonably satisfactory to Lilly at or prior to the Expiration Date;

•	at the Expiration Date, there shall be pending or threatened in writing any suit, action or proceeding by any governmental entity of competent jurisdiction against Lilly, the Purchaser, ImClone or any of ImClone’s subsidiaries or otherwise in connection with the Offer or the Merger:

•	challenging the acquisition by Lilly or the Purchaser of any Shares pursuant to the Offer or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger;

•	seeking to prohibit or impose material limitations on the ability of Lilly or the Purchaser, or to render Lilly or the Purchaser unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger;

•	seeking to prohibit or impose material limitations on the ownership or operation by Lilly, ImClone or any of their respective subsidiaries, of all or any portion of the businesses or assets of Lilly, ImClone or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Merger Agreement, or otherwise seeking to compel Lilly, ImClone or any of their respective subsidiaries to divest, dispose of, license or hold separate any material portion of the businesses or assets of Lilly, ImClone or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Merger Agreement;

•	seeking to prohibit or impose material limitations on the ability of Lilly or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer or the Merger, including the right to vote the Shares purchased on all matters properly presented to ImClone’s shareholders; or

•	which otherwise, individually or in the aggregate, results in a Company Material Adverse Effect;

•	at the Expiration Date, there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered or enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental entity to the Offer, the Merger or any other material transaction contemplated by the Merger Agreement, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to the Required Governmental Approvals, that:

•	has had or would reasonably be expected to have, individually or in the aggregate, directly or indirectly, any of the consequences referred to in any of the five sub-paragraphs of the immediately preceding bullet point; or

•	has the effect of making the Offer, the Merger or any other material transaction contemplated by the Merger Agreement illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the Merger, or any other transaction contemplated by the Merger Agreement;

•	any representations or warranty of ImClone contained in Section 3.2 (relating to its capitalization) or Section 3.3 (relating to authorization, validity and corporate action regarding the Merger Agreement) of the Merger Agreement shall not be true and correct in all material respects, as of the date of the Merger Agreement or as of the Expiration Date, with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct in all material respects as of such specific date or time;

•	except as does not, individually or in the aggregate with all other failures to be true or correct, result in a Company Material Adverse Effect, any representation or warranty of ImClone contained in the Merger Agreement, other than representations and warranties referenced in the immediately preceding bullet point (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct as of such specific date or time;

•	ImClone shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement on or prior to the Purchaser’s acceptance of validly tendered Shares for payment in the Offer, and such breach or failure shall not have been cured;

•	since the date of the Merger Agreement, a Company Material Adverse Effect has occurred;

•	the Purchaser shall have failed to receive a certificate of ImClone, executed by ImClone’s Chief Executive Officer and Chief Financial Officer, dated as of the Expiration Date, to the effect that the conditions set forth in the seventh, eighth and ninth bullet points above have not occurred; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Lilly and the Purchaser, may be asserted by Lilly or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Lilly or the Purchaser in whole or in part at any time and from time to time and in the sole discretion of Lilly or the Purchaser, subject in each case to the terms of the Merger Agreement. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Lilly and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The failure by Lilly or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Certain Legal Matters

Except as described in this Section 15 — “Certain Legal Matters,” based on information provided by ImClone, none of ImClone, the Purchaser or Lilly is aware of any license or regulatory permit that appears to be material to the business of ImClone that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “— State Takeover Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to ImClone’s business or that certain parts of ImClone’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 — “Conditions of the Offer.”

Business Combination Statutes.  ImClone is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving ImClone. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither ImClone’s certificate of incorporation nor bylaws excludes ImClone from the coverage of the Business Combination Provisions. Upon consummation of the Offer, Lilly and Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by ImClone’s board of directors, the Business Combination Provisions could prohibit consummation of the Merger for a period of three years following consummation of the Offer. ImClone’s board of directors approved the commencement of the Offer and the execution of the Merger Agreement. Accordingly, Lilly and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust Matters

The United States.  The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

Each of Lilly and ImClone will file a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (the “HSR Notification”) in connection with the Offer and the Merger with the DOJ and the FTC. Lilly expects to file the HSR Notification on or about October 20, 2008. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th day following the filings, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Lilly or ImClone. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Lilly and ImClone with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Lilly. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14 — “Conditions of the Offer.”

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Lilly or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 — “Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Germany.  Under the provisions of the German Act against Restraints on Competition, the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Lilly of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Lilly within the one-month waiting period of the initiation of an in-depth investigation. Lilly expects to file the German Notification no later than October 17, 2008. If the FCO initiates an in-depth investigation, the acquisition of Shares pursuant to the Offer may only be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Lilly within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may be not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer. See Section 14 — “Conditions of the Offer.”

New Jersey Industrial Site Recovery Act

The Offer and the Merger are subject to the New Jersey Industrial Site Recovery Act (N.J.S.A. 13:1-6K et seq.) (“ISRA”). ISRA can be triggered by the sale, transfer, or closure of “industrial establishments” involved in the generation, manufacture, refining, transportation, treatment, storage, handling or disposal of hazardous substances or wastes. Pursuant to ISRA, notice must be provided to the New Jersey Department of Environmental Protection (the “NJDEP”) within five days of the triggering event, which can include entering into a contract for sale.

On October 14, 2008, ImClone filed a general information notice with the NJDEP as required by ISRA. After filing, if the Merger does not qualify for any available exemptions, the NJDEP could require ImClone to conduct environmental testing, which could include soil, groundwater or other sampling, pursuant to ISRA. If such testing shows contamination, NJDEP could require ImClone to conduct remedial investigation and remedial action. Sites are generally investigated to unrestricted standards so that the need for remediation is assessed against the most stringent applicable environmental standards. A key determinant in completing any remedial investigation is whether all contamination has been located and treated such that the site is cleaned to the satisfaction of such standards.

If any remediation required under ISRA is not completed before the intended closing of the Offer, ImClone may be able to enter into a “remediation agreement” with the NJDEP that would allow the Offer to close provided that there is an undertaking to complete the remediation thereafter. However, the NJDEP is not required under ISRA to enter into any such remediation agreement or to permit any transaction to close prior to completion of any required investigation or remediation. The withholding of approval by the NJDEP under ISRA could prevent or delay the consummation of the Offer or the Merger under applicable law.

The Merger Agreement requires ImClone and Lilly to take all commercially reasonable steps pursuant to ISRA in order to obtain any approval or consent as may be necessary to consummate the transactions contemplated by the Merger Agreement, including the submission of any required applications or notifications, and the execution of any required remediation agreements in form and substance reasonably acceptable to Lilly, as well as taking such other actions as may reasonably be requested by the NJDEP.

However, there can be no assurance as to whether the NJDEP will consent to the Offer or the Merger, or require an investigation or remediation prior to the consummation of the Offer and Merger, or whether Lilly will find acceptable any requested remediation agreement upon which approval by the NJDEP of the consummation of the Offer and Merger is conditioned. See Section 14 — “Conditions of the Offer’’ for certain conditions of the Offer, including with respect to certain government actions.

16.	Fees and Expenses

UBS Securities LLC (“UBS”) has acted as financial advisor to Lilly in connection with this transaction and is acting as Dealer Manager in connection with the Offer. Lilly has agreed to pay UBS customary fees for such services and also has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of its legal counsel, and to indemnify UBS and related persons against liabilities relating to or arising out of its engagement as financial advisor and Dealer Manager, including liabilities under the federal securities laws. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Lilly and ImClone and, accordingly, may at any time hold long or short positions in such securities.

The Purchaser has retained Wells Fargo Bank, N.A. to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained Georgeson Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary) for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Legal Proceedings

As of the date of this Offer to Purchase, neither the Purchaser nor Lilly is aware of any material pending legal proceeding relating to the Offer or the Merger.

18.	Miscellaneous

We are making the Offer to all holders of Shares other than ImClone. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, ImClone has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning ImClone” and Section 9 — “Certain Information Concerning Lilly and the Purchaser.”

ALASKA ACQUISITION CORPORATION

October 14, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
LILLY AND THE PURCHASER

The names of the directors and executive officers of Eli Lilly and Company (“Lilly”) and Alaska Acquisition Corporation and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years and is a citizen of the United States. The business address of each of the directors and executive officers of Eli Lilly and Company is c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285. The business address of each of the directors and executive officers of Alaska Acquisition Corporation is c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285.

ELI LILLY AND COMPANY

Material Occupations, Positions, Offices or
Name and Present Position	Employment Held Within the Past Five Years

Sidney Taurel Chairman of the Board	Mr. Taurel has served as chairman of the board since January 1999, and will retire as chairman and member of the board effective December 31, 2008. Mr. Taurel was the company’s chief executive officer from July 1998 through March 31, 2008. He served as president and chief operating officer from February 1996 through September 2005. He joined the company in 1971 and has held management positions in the company’s international operations based in São Paulo, Vienna, Paris, and London. Mr. Taurel served as president of Eli Lilly International Corporation from 1986 to 1991, executive vice president of the pharmaceutical division from 1991 to 1993, and executive vice president of the company from 1993 to 1996. He is a member of the boards of IBM Corporation and The McGraw-Hill Companies, Inc. He is also a member of the executive committee of the Business Council, a member of the board of overseers of the Columbia Business School and a trustee at the Indianapolis Museum of Art. Mr. Taurel received three Presidential appointments: to the Homeland Security Advisory Council (2002-2003), the President’s Export Council (2003-2006), and the Advisory Committee for Trade Policy and Negotiations (since 2007). He is an officer of the French Legion of Honor.

John C. Lechleiter President and Chief Executive Officer	Dr. Lechleiter was named president and chief executive officer of Lilly in April 2008. Between 2005 and April 2008, Dr. Lechleiter served as president and chief operating officer. He joined Lilly in 1979 as a senior organic chemist and has held management positions in England and the U.S. He was named vice president of pharmaceutical product development in 1993 and vice president of regulatory affairs in 1994. In 1996, he was named Lilly’s vice president for development and regulatory affairs. Dr. Lechleiter became Lilly’s senior vice president of pharmaceutical products in 1998, and executive vice president of pharmaceutical products and corporate development in 2001. He was named Lilly’s executive vice president of pharmaceutical operations in 2004. He is a member of the American Chemical Society. In 2004, Dr. Lechleiter was appointed to the Visiting Committee of Harvard Business School and to the Health Policy and Management Executive Council of the Harvard School of Public Health. He also serves as a member of the board of trustees of Xavier University (Cincinnati, Ohio). In addition, he serves as a distinguished advisor to The Children’s Museum of Indianapolis, a member of the board of directors and executive committee of Fairbanks Institute, and a member of the United Way of Central Indiana board of directors. He also serves on the board of Indianapolis Downtown, Inc.

Material Occupations, Positions, Offices or
Name and Present Position	Employment Held Within the Past Five Years

Michael L. Eskew Director	Mr. Eskew served as chairman and chief executive officer of United Parcel Service, Inc., from January 2002 until his retirement in December 2007. He continues to serve on the UPS board of directors. Mr. Eskew began his UPS career in 1972 as an industrial engineering manager and held various positions of increasing responsibility, including with UPS’s operations in Germany and with UPS Airlines. In 1993, Mr. Eskew was named corporate vice president for industrial engineering. Two years later he became group vice president for engineering. In 1998, he was elected to the UPS board of directors. In 1999, Mr. Eskew was named executive vice president and a year later was given the additional title of vice chairman. Mr. Eskew serves as a trustee of the UPS Foundation and as chairman of the board of trustees of the Annie E. Casey Foundation. He also serves on the boards of 3M Corporation and IBM Corporation. He has been serving under interim election since February 2008.

Sir Winfried Bischoff Director	Sir Winfried Bischoff is chairman of Citigroup Inc. He served as chairman of Citigroup Europe from 2000 to 2007 and as interim chief executive officer of Citigroup for a portion of 2007. From 1995 to 2000, he was chairman of Schroders plc. He joined the Schroder Group in 1966 and held a number of positions there, including chairman of J. Henry Schroder & Co. and group chief executive of Schroders plc. He is a non-executive director of The McGraw-Hill Companies, Inc.; Land Securities plc; and Prudential plc.
Sir Winfried Bischoff is a citizen of the United Kingdom.

J. Michael Cook Director	Mr. Cook served as chairman and chief executive officer of Deloitte & Touche LLP from 1989 until his retirement in 1999. He joined Deloitte, Haskins & Sells in 1964 and served as chairman and chief executive from 1986 through 1989. Mr. Cook is a member of the Advisory Council of the Public Company Accounting Oversight Board and is a trustee of The Scripps Research Institute. He serves on the boards of Comcast Corporation and International Flavors & Fragrances Inc. He is chairman of the Accountability Advisory Council to the Comptroller General of the United States. He was a member of the National Association of Corporate Directors Blue Ribbon Panel on Corporate Governance and was named the 62nd member of the Accounting Hall of Fame in 1999. He is past president of the Institute of Outstanding Directors.

Martin S. Feldstein Director	Dr. Feldstein is the George F. Baker Professor of Economics at Harvard University and president emeritus and former chief executive officer of the National Bureau of Economic Research. He became an assistant professor at Harvard in 1967, an associate professor in 1968, and a professor in 1969. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan’s chief economic adviser. He is a member of the American Philosophical Society, a member of the Institute of Medicare of the National Academy of Sciences, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a member of the executive committee of the Trilateral Commission, a director of the Council on Foreign Relations and a member of the American Academy of Arts and Sciences.

Material Occupations, Positions, Offices or
Name and Present Position	Employment Held Within the Past Five Years

J. Erik Fyrwald Director	Mr. Fyrwald joined Nalco Holding Company as chairman, president and chief executive officer in February 2008. From 2003 to 2008, Mr. Frywald was group vice president of agriculture and nutrition at E.I. DuPont Nemours and Company. From 2000 to 2003, he was vice president and general manager of DuPont’s nutrition and health businesses, which included The Solae Company, DuPont Qualicon, and Liqui-Box. Mr. Fyrwald joined DuPont in 1981 as a production engineer, and held a variety of sales and management positions in a number of areas. In 1990, he became the leader of the DuPont Engineering Polymers and DuPont Butacite businesses for the Asia Pacific region, a position he held until 1994. He was named leader of the DuPont Nylon Plastics business for the Americas until 1996, when he became head of global sales and marketing for Engineering Polymers. In 1998, he was appointed vice president of Corporate Plans and Business Development. Mr. Fyrwald serves on the boards of CropLife International, the Des Moines Art Center, and United Way of Iowa.

Alfred G. Gilman Director	Dr. Gilman has served as executive vice president for academic affairs and provost of The University of Texas Southwestern Medical Center at Dallas and dean of The University of Texas Southwestern Medical School since 2005 and professor of pharmacology at The University of Texas Southwestern Medical Center since 1981. He holds the Raymond and Ellen Willie Distinguished Chair of Molecular Neuropharmacology, the Nadine and Tom Craddick Distinguished Chair in Medical Science, and the Atticus James Gill, M.D., Chair in Medical Science at the university and was named a regental professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 to 1981 and was named a professor of pharmacology there in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.

Karen N. Horn Director	Ms. Horn served as president of Private Client Services and managing director of Marsh, Inc., a subsidiary of MMC, from 1999 until her retirement in 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chair and chief executive officer of Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell Telephone Company of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of T. Rowe Price Mutual Funds; The U.S. Russia Investment Fund, a presidential appointment; Simon Property Group, Inc.; and Norfolk Southern Corporation. Ms. Horn has been senior managing director of Brock Capital Group since 2004.

Ellen R. Marram Director	Since 2005, Ms. Marram has served as president of The Barnegat Group LLC, a firm that provides business advisory services. She was a managing director at North Castle Partners, LLC from 2000 to 2005 and is currently an advisor to the firm. Prior to joining North Castle, she served as the chief executive officer of a start-up B2B exchange for the food and beverage industry. From 1993 through 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, she was president and chief executive officer of the Nabisco Biscuit Company, the largest operating unit of Nabisco, Inc.; from 1987 to 1988, she was president of Nabisco’s Grocery Division; and from 1970 to 1986, she held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company, The New York Times Company, and Cadbury Schweppes plc as well as several private companies. She serves on the boards of The New York-Presbyterian Hospital, Lincoln Center Theater, Families and Work Institute, and Citymeals-on-Wheels.

Material Occupations, Positions, Offices or
Name and Present Position	Employment Held Within the Past Five Years

Franklyn G. Prendergast Director	Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School; the director of the Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center. He has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the board of trustees of the Mayo Foundation and the Mayo Clinic Board of Governors.

Kathi P. Seifert Director	Ms. Seifert served as executive vice president for Kimberly-Clark Corporation until her retirement in June 2004. She joined Kimberly-Clark in 1978 and served in several capacities in connection with both the domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She is chairman of Pinnacle Perspectives, LLC. Ms. Seifert serves on the board of Supervalu Inc.; Revlon Consumer Products Corporation; Lexmark International, Inc.; Appleton Papers Inc.; the U.S. Fund for UNICEF; ThedaCare; and the Fox Cities Performing Arts Center.

Robert A. Armitage Senior Vice President and General Counsel	Robert A. Armitage became senior vice president and general counsel for Lilly in January 2003, and is a member of the company’s executive committee. He joined the company as vice president and general patent counsel, Lilly Research Laboratories (“LRL”), in October 1999. Prior to joining Lilly, Mr. Armitage was chief intellectual property counsel for The Upjohn Company from 1983 to 1993. He also was a partner in the Washington, D.C., office of Vinson & Elkins LLP from 1993 to 1999.

Alex M. Azar II Senior Vice President, Corporate Affairs and Communications
Alex M. Azar II joined Lilly in June 2007 as senior vice president of corporate affairs and communications. He is a member of the company’s executive committee, operations committee, and senior management council. From 2005 to 2007, Mr. Azar served as Deputy Secretary of the U.S. Department of Health and Human Services (“HHS”). From 2001 to 2005, he served HHS as General Counsel.

Mr. Azar earned his law degree at the Yale Law School in 1991, where he served as a member of the executive committee of the Yale Law Journal. He clerked for Judge J. Michael Luttig of the U.S. Court of Appeals for the Fourth Circuit and for Associate Justice Antonin Scalia of the Supreme Court of the United States. Mr. Azar worked as an associate independent counsel for the first two years of the Whitewater investigation and was a partner at Wiley, Rein & Fielding in Washington, D.C.

Frank M. Deane President, Manufacturing Operations
Frank M. Deane, Ph.D., was named president of manufacturing for Lilly in May 2007 and is a member of Lilly’s operations committee and the senior management council. He had been vice president of quality since December 2001.

Dr. Deane joined Lilly in 1979 and was named manager of technical services/quality control for the company’s bulk manufacturing operations in Kinsale, Ireland, where he had a number of operational responsibilities until being transferred to the U.S. in 1986 as manager of quality control and technical services at the company’s Clinton Laboratories near Clinton, Indiana. From there, he moved to Puerto Rico in 1988 where he had general management responsibilities for production, quality, and technical services in Lilly’s Puerto Rican operations. He returned to the U.S. in 1993 as the general manager of U.S. pharmaceutical manufacturing and assumed responsibilities for the company’s worldwide bulk manufacturing operations in 1997.

Material Occupations, Positions, Offices or
Name and Present Position	Employment Held Within the Past Five Years

Anthony J. Murphy Senior Vice President, Human Resources
Anthony J. Murphy, Ph.D., became senior vice president of human resources for Lilly in June 2005. He is a member of the company’s executive committee and the senior management council. He had been executive director of human resources — global leadership development and learning for Lilly since November 2003. His previous role was executive director of human resources, European operations and Japan, from 1999 to 2003.

Dr. Murphy joined Lilly in 1980 as a personnel representative in the United Kingdom. In 1981, he became personnel administration manager at Basingstoke. He was named group manager, administration, at Erl Wood in 1984. In 1985, he was promoted to administration services director at Erl Wood. Dr. Murphy moved to Indianapolis in 1986 as a personnel adviser. He became hospital sales personnel manager in Indianapolis in 1987 and was named marketing personnel director at Basingstoke in 1988. He was appointed personnel director of manufacturing, sales and marketing at Basingstoke in 1989. He was named to personnel director (Europe) based in London in 1991. He was promoted in 1994 to executive director of human resources, EMA, and became executive director of human resources, intercontinental/ Japan operations in 1997.

Dr. Murphy is a citizen of the United Kingdom.

Steven M. Paul Executive Vice President, Science and Technology
Steven M. Paul, M.D., became executive vice president for science and technology and president of LRL, a division of Lilly, in July 2003. He also is a member of the corporate executive committee, operations committee and the company’s senior management council.

He joined Lilly in April 1993 as vice president of central nervous system discovery and decision phase medical research at LRL and was named vice president, therapeutic area discovery research and clinical investigation, in 1996. Dr. Paul became group vice president of therapeutic area discovery research and clinical investigation for LRL in 1998.

Prior to joining Lilly, Dr. Paul served as scientific director of the Intramural Research Program of the National Institute of Mental Health (the “NIMH” ), in Bethesda, Maryland; professor of psychiatry at Tulane University School of Medicine; and chief of the clinical neuroscience branch, as well as chief of the section on preclinical studies, at the NIMH. Dr. Paul serves on the board of Sigma-Aldrich Corporation.

Derica W. Rice Senior Vice President and Chief Financial Officer
Derica W. Rice became senior vice president and chief financial officer of Lilly in May 2006. He is also a member of the company’s executive committee and operations committee. Mr. Rice had been the vice president and controller since July 2003.

Mr. Rice joined the company in 1990 as an international treasury associate. He held various assignments as a sales representative, manager of global financial planning and analysis for the medical devices division, and global planning manager for pharmaceuticals. In 1995, he became finance director and chief financial officer for Lilly Canada. In 1997, Mr. Rice was promoted to executive director and chief financial officer for European operations based in London. In 2000, he was the general manager of Lilly United Kingdom and Republic of Ireland. Mr. Rice serves on the board of Target Corporation.

Material Occupations, Positions, Offices or
Name and Present Position	Employment Held Within the Past Five Years

Gino Santini Senior Vice President, Corporate Strategy and Business Development
Gino Santini was named senior vice president of corporate strategy and business development in June 2007. Prior to this position, he was senior vice president of corporate strategy and policy from September 2004 to June 2007. He is a member of the company’s executive committee and is also a member of the senior management council.

Mr. Santini joined Lilly in 1983 as a financial planning associate in Italy and has held various positions in the financial and marketing components in Italy and Indianapolis. In 1990, Mr. Santini was appointed pharmaceutical director for the Lilly affiliate in Belgium, and in 1991, he was named general manager of Eli Lilly Compania de Mexico in Mexico City. He served as area director of Latin America from 1994 to 1995. In 1995, he became vice president of corporate strategy and business development with the responsibility for the public policy and development group added in early 1996. Mr. Santini was named president of the women’s health business unit in 1997. In 1999, he became president of U.S. operations and served in that position until September 2004.

Mr. Santini is a citizen of Italy.

Deirdre P. Connelly President, U.S. Operations
Deirdre P. Connelly was named president of Lilly USA in June 2005. Before assuming the role of president of Lilly’s U.S. operations, Ms. Connelly was senior vice president of human resources for Lilly. She joined the company’s policy committee in October 2004. She had been vice president of human resources for pharmaceutical operations since May 2004.

Ms. Connelly joined Lilly in 1984 as a sales representative in San Juan. She began a marketing associate role in San Juan in 1985. In 1989, she joined the international management development program at Lilly Corporate Center. In 1990, she returned to San Juan as a diabetes product manager. In 1991, Ms. Connelly was named national sales manager for the Puerto Rico affiliate and, in 1992, she was named marketing and sales director for Puerto Rico. In 1993, she became director of sales and marketing for the Caribbean Basin Region. She was promoted to general manager for Lilly Puerto Rico, S.A., in 1995. Ms. Connelly returned to Indianapolis in 1997. From 1997 to 2001, she held the positions of regional sales director, executive director of global marketing for Evista, and team leader for the Evista product team and was promoted to leader of the woman’s health business unit in the U.S. affiliate. In 2003, she became executive director of human resources for the U.S. affiliate.

Bryce D. Carmine Executive Vice President, Global Marketing and Sales
Bryce Carmine was named executive vice president, global marketing and sales in April 2008. Prior to this position, Mr. Carmine had been Lilly’s president of global product development from March 2005 to April 2008. Prior to assuming this position, Mr. Carmine served as president of metabolic disorders and special products from June 1999 to March 2005. He is a member of the company’ s executive committee and operations committee. In 1986, he was named general manager of Daewoong-Lilly Pharmaceutical Company in South Korea, a joint venture between Lilly and Daewoong. He became managing director of Lilly operations in Australia in 1989. During his tenure in Australia, he was actively involved in the Australian Pharmaceutical Research and Manufacturers Association, holding the position of chairman from 1992 to 1995. Mr. Carmine then served as the president and general manager of Eli Lilly Japan from 1995 to June 1999 before returning to Indianapolis.

Mr. Carmine is a citizen of both New Zealand and Australia.

ALASKA ACQUISITION CORPORATION

Material Occupations, Positions, Offices or
Name and Present Position	Employment Held Within the Past Five Years

Gino Santini President and Director
Gino Santini was named senior vice president of corporate strategy and business development in June 2007. Prior to this position, he was senior vice president of corporate strategy and policy from September 2004 to June 2007. He is a member of the company’s executive committee and is also a member of the senior management council.

Mr. Santini joined Lilly in 1983 as a financial planning associate in Italy and has held various positions in the financial and marketing components in Italy and Indianapolis. In 1990, Mr. Santini was appointed pharmaceutical director for the Lilly affiliate in Belgium, and in 1991, he was named general manager of Eli Lilly Compania de Mexico in Mexico City. He served as area director of Latin America from 1994 to 1995. In 1995, he became vice president of corporate strategy and business development with the responsibility for the public policy and development group added in early 1996. Mr. Santini was named president of the women’s health business unit in 1997. In 1999, he became president of U.S. operations and served in that position until September 2004.

Mr. Santini is a citizen of Italy.

Thomas W. Grein Treasurer and Director
Thomas W. Grein became vice president and treasurer for Lilly in January 2000. He had been executive director and chief financial officer of LRL since 1998. He is a member of the company’s senior management council.

Mr. Grein joined Lilly in 1975 as a sales representative. In 1980, he became department head of pricing studies and was promoted in 1981 to manager, market research, for Elanco Products Company, a division of Lilly. He was named manager of international business development in 1984. From 1989 to 1994, he held the positions of financial advisor — medical research, manager — financial analysis in LRL, and financial advisor — investments. Mr. Grein was promoted to director of investor relations in 1994. He became assistant treasurer and executive director of investor relations in 1997.

James B. Lootens Secretary and Director	James B. Lootens was named Secretary and Deputy General Counsel in January 2006. Prior to this he had served as Assistant Secretary and Assistant General Counsel since April 2002, and Assistant Secretary and Associate General Counsel from January 1996 to April 2002. Mr. Lootens joined Lilly in 1981.

Bronwen L. Mantlo Assistant Secretary	Bronwen L. Mantlo was named Assistant Secretary and Associate General Counsel in January 2006. She was named counsel in March 2005, and served as acting general counsel of Lilly’s animal health division, Elanco during 2005. She provided legal support to Lilly’s manufacturing and procurement organizations and the corporate secretary’s office from 2001 through 2006. She joined Lilly in 1999.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of ImClone or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:

Wells Fargo Bank, N.A Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075

For additional information please contact our Shareowner Relations Department at (800) 380-1372.

By Facsimile Transmission for Notices of Guaranteed Delivery Only
(for Eligible Institutions Only):
(651) 450-2452 (fax)

Confirm by Telephone:
(800) 468-9716 (phone)

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the location and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.
199 Water Street, 26th Floor
New York, New York 10038
(212) 440-9800 (Call Collect)
or
Call Toll-Free (800) 262-1918

Email: imclinfo@georgeson.com

The Dealer Manager for the Offer is:

UBS Securities LLC
299 Park Avenue
New York, New York 10171
Call Toll-Free: (888) 217-6011